 Exhibit 99.1

Third Quarter Report 2026

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
This Management’s Discussion and Analysis (“MD&A”) dated October 28, 2026 of Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2026 (the “Third Quarter Financial Statements”) prepared in accordance with International Financial Reporting Standards (“IFRS® Accounting Standards”), International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). This MD&A should also be read in conjunction with the Company’s annual Management’s Discussion and Analysis (“Annual MD&A”) and annual consolidated financial statements prepared in accordance with IFRS Accounting Standards (“Annual Financial Statements”). The Third Quarter Financial Statements and this MD&A are presented in United States dollars (“US dollars”, “$” or “US$”) and, unless otherwise stated, all amounts are rounded to the nearest thousand dollars and all units of measurement are expressed using the metric system. Certain information in this MD&A is presented in Canadian dollars (“C$”), Australian dollars (“A$”) or European Union euros (“Euros” or “€”). Additional information relating to the Company is included in the Company’s Annual Information Form for the year ended December 31, 2025 (the “AIF”). The AIF, Annual MD&A and Annual Financial Statements are available on the Canadian Securities Administrators’ (the “CSA”) SEDAR+ website at www.sedarplus.ca and included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2025 (the “Form 40-F”) filed with the Securities and Exchange Commission (“SEC”) and available at www.sec.gov/edgar.
Certain statements contained in this MD&A, referred to herein as “forward-looking statements”, constitute “forward-looking information” under the provisions of Canadian provincial securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. See Forward-Looking Statements in this MD&A.
This MD&A discloses certain financial performance measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce” (also referred to as “AISC per ounce”), “minesite costs per tonne”, “adjusted net income”, “adjusted net income per share”, “earnings before interest, taxes, depreciation and amortization” (also referred to as “EBITDA”), “adjusted earnings before interest, taxes, depreciation and amortization” (also referred to as “adjusted EBITDA”), “free cash flow”, “free cash flow before changes in non-cash components of working capital”, “net cash (debt)”, “sustaining capital expenditures”, “sustaining capitalized exploration”, “development capital expenditures” and “development capitalized exploration” that are not standardized measures under IFRS Accounting Standards. These measures and ratios may not be comparable to similar measures or ratios reported by other gold producers. Each of “total cash costs per ounce” and “all-in sustaining costs per ounce” are reported on a per ounce of gold produced basis and, unless otherwise indicated, are reported on a by-product basis (deducting the impact of by-product metals from production costs). Minesite costs per tonne is reported on a per tonne of ore milled basis. For periods commencing on or after January 1, 2026, the Company revised the composition of its non-GAAP performance measures “total cash costs per ounce”, “all-in sustaining costs per ounce” and “minesite costs per tonne”. These changes affect only these non-GAAP measures where the measure includes results from Meadowbank (that is, Meadowbank, the Nunavut region and the consolidated costs of the Company). For the Company’s other mines and regions, the revised composition does not affect the quantum of these non-GAAP measures. For further information regarding these changes, please see Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce and Minesite Costs per Tonne in this MD&A. For reconciliation of each of these measures to the most directly comparable financial information presented in the Company’s Third Quarter Financial Statements prepared in accordance with IFRS Accounting Standards, and for a discussion of the composition and usefulness of these measures, see Non-GAAP Financial Performance Measures in this MD&A.
This MD&A also contains information as to estimated future total cash costs per ounce, AISC per ounce and minesite costs per tonne. These estimates are based upon the total cash costs per ounce, AISC per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to below under Non-GAAP Financial Performance Measures, do not include production costs attributable to accretion expense and other asset

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS Accounting Standards measure.
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.
Unless otherwise stated, references to “LaRonde”, “Canadian Malartic”, “Meadowbank” and “Goldex” are to the Company’s operations at the LaRonde complex, the Canadian Malartic complex, the Meadowbank complex and the Goldex complex, respectively. The LaRonde complex consists of the mining, milling and processing operations at the LaRonde mine and the mining operations at the LaRonde Zone 5 mine (“LZ5”). The Canadian Malartic complex consists of the mining, milling and processing operations at the Canadian Malartic mine and the mining operations at the Odyssey mine. The Meadowbank complex consists of the mining, milling and processing operations at the Meadowbank mine and the mining operations at the Amaruq open pit and underground mines. The Goldex complex consists of the mining, milling and processing operations at the Goldex mine and the mining operations at the Akasaba West open pit mine (“Akasaba West”). References to other operations are to the relevant mines, projects or properties, as applicable.
Meaning of “include” “including” and “such as”: When used in this MD&A the terms “include”, “including” and “such as” mean including and such as, without limitation, respectively.
Business Overview
Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since its formation in 1972. The Company’s mining operations are located in Canada, Australia, Finland and Mexico and the Company has exploration activities in Canada, Europe, Latin America, Australia and the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.
Agnico Eagle’s operating mines, exploration and development projects are located in what the Company believes to be politically stable countries that are generally supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its current mines and projects have long-term mining potential. Agnico Eagle earns substantially all of its revenue and cash flow from the production and sale of gold in both doré bar and concentrate form.
Recent Developments
Barnat Pit Rock Mass Movement at Canadian Malartic
On July 1, 2026, a rock mass movement occurred along the north wall of the Barnat open pit at the Canadian Malartic complex in Quebec, Canada. There were no injuries, equipment damage or environmental impact as a result of the event. As a precautionary measure, the Company temporarily suspended mining operations in the Barnat open pit. Remediation work was completed in the third quarter of 2026, with mining activities resuming on September 27, 2026.
During the suspension of mining operations at the Barnat open pit, the Canadian Malartic processing plant used low-grade ore from existing stockpiles in place of planned Barnat ore feed. The Company believes that this approach helped mitigate the impact of the closure on production at Canadian Malartic. As reported on July 2, 2026, the expected impact of this event is a reduction of gold production at Canadian Malartic by 60,000 to 80,000 ounces in the second half of 2026 and by up to 150,000 ounces in each of 2027 and 2028.
Reflecting the lower production levels and remediation costs, total cash costs per ounce at Canadian Malartic are now expected to be approximately $1,260 for full year 2026, compared with prior guidance of $1,187.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
Acquisition of Properties in the Central Lapland Greenstone Belt
On April 20, 2026, the Company announced that it had entered into definitive agreements to acquire certain properties in the Central Lapland Greenstone Belt of Northern Finland (the “Central Lapland properties”) in three separate transactions: (i) the acquisition of all of the issued and outstanding shares of Rupert Resources Ltd. (“Rupert”); (ii) the acquisition of all of the issued and outstanding shares of Aurion Resources Ltd. (“Aurion”); and (iii) the acquisition of a 70% interest in FinGold Ventures Ltd. (the “FinGold JV”) held by B2Gold Corp. (“B2Gold”), which together with the 30% interest held by Aurion, resulted in Agnico Eagle owning a 100% ownership interest in the FinGold JV on consummation of such transactions.
On April 22, 2026, the Company acquired B2Gold’s 70% interest of FinGold JV for cash consideration of $325.0 million.
On June 15, 2026, the Company acquired all of the outstanding common shares of Aurion (the “Aurion Shares”), other than the Aurion Shares then held by Agnico Eagle, by way of plan of arrangement (the “Aurion Transaction”). Pursuant to the Aurion Transaction, each Aurion Share was acquired for C$2.60 in cash.
On June 16, 2026, the Company acquired all of the outstanding common shares of Rupert (the “Rupert Shares”), other than the Rupert Shares then held by Agnico Eagle, by way of plan of arrangement (the “Rupert Transaction”). Pursuant to the Rupert Transaction, each Rupert Share was exchanged for: (i) 0.0401 of a common share of Agnico Eagle (“Agnico Shares”); and (ii) contingent consideration with a value of up to C$3.00 per share in the form of a contingent value right upon the achievement of specified milestones related to Rupert’s properties.
These transactions resulted in the acquisition and consolidation of an approximately 2,492 km² land package in the Central Lapland Greenstone Belt, including the Ikkari gold project and a portfolio of exploration properties located near the Company’s Kittila mine, significantly enhancing the Company’s regional development and exploration opportunities.
Normal Course Issuer Bid
In May 2026, the Company received approval from the Toronto Stock Exchange (“TSX”) to renew its normal course issuer bid (the “NCIB”) pursuant to which the Company may purchase up to a maximum of 5% of its issued and outstanding common shares. The Company has authorized the acquisition of an aggregate of $2.0 billion of its common shares under the NCIB. Under the NCIB, the Company may purchase its common shares for cancellation during the period commencing on May 6, 2026 and ending on May 5, 2027. The Company intends to repurchase its common shares through the facilities of the TSX, the New York Stock Exchange (“NYSE”) or other designated exchanges and alternative trading systems in Canada and the United States in accordance with applicable regulatory requirements. All common shares purchased under the NCIB will be cancelled.
Under the Company’s prior NCIB, which commenced on May 4, 2025 and ended on May 3, 2026, the Company purchased a total of 25,174,240 common shares, of which 4,472,799 were purchased through the facilities of the TSX and NYSE at a weighted-average price of approximately $162.83 (excluding commissions) per common share.
Hope Bay Investment Decision
In May 2026, the Company announced a positive investment decision for its Hope Bay project. Following significant exploration success in recent years, the Company has completed a preliminary economic assessment envisioning an underground mining operation supported by a 6,000 tonnes per day processing facility with estimated annual gold production of between 400,000 and 435,000 ounces over an initial 11-year mine life. See Notes to Investors Regarding Certain Project Evaluations in this MD&A.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
The project also offers significant long-term growth potential, supported by ongoing exploration across the highly prospective 80-kilometre greenstone belt extending from the Doris mine to the Boston deposit. Construction activities to support project redevelopment continued through the quarter, including the upgrade of surface infrastructure and development of the exploration ramp at Naartok East and at Patch 7. Planning and procurement activities also progressed as scheduled in preparation for the upcoming sealift season. At the Boston deposit, the Company started its first exploration drilling program since acquiring the Hope Bay project in 2021, with approximately 6,500 metres expected to be drilled by the end of 2026.
Guidance update
For the full year 2026, expected payable gold production remains at the low end of the range of 3.3 to 3.5 million ounces, reflecting the adjusted mine plan for the Barnat open pit at Canadian Malartic. Full year total cash costs per ounce and AISC per ounce guidance for 2026 are expected to be near the upper end of the guidance range of $1,020 to $1,120 and $1,400 to $1,550, respectively, reflecting the revised production plan and input cost pressures.
Total capital expenditures for 2026 (excluding capitalized exploration) remain between $2.6 billion and $2.8 billion, and expected capitalized exploration remains between $290.0 million and $330.0 million.
The Company now expects depreciation and amortization expense to be towards the upper end of the $1.55 billion to $1.75 billion guidance range, primarily due to a higher amortization rate used at Canadian Malartic following adjustments to the Barnat open pit mine plan. The revised mine plan uses a higher units-of-production amortization rate resulting from a decrease in the total tonnes milled over the life of mine.
Cost Considerations Amid Continued Market Uncertainty
The Company is experiencing input cost pressures, primarily related to diesel and consumables. Despite these pressures, total cash costs and all-in sustaining costs per ounce are expected to remain within the guidance ranges, albeit towards the upper end.
Diesel
The Company’s full year 2026 cost guidance is based on an assumed diesel benchmark price of $0.78 per litre (excluding transportation and taxes).
Diesel now represents approximately 11% of the Company’s operating costs. For the fourth quarter of 2026, the Company expects the 2026 Nunavut sealift purchases to impact production costs by approximately $21 million. The Company also estimates that for every 10% change in diesel prices, total cash costs will be affected by approximately $3 per ounce from direct diesel exposure and approximately $1 per ounce from indirect diesel exposure related to transportation. The Company will continue to monitor market conditions and opportunistically add to its diesel hedges.
Consumables
Consumables and supplies, which represent approximately 30% of the Company’s total operating costs, are beginning to face inflationary pressures of approximately 6%.
Tariffs
The international trade disputes initiated by U.S. tariffs on certain Canadian imports, and the subsequent retaliatory tariffs imposed by Canada on certain U.S. imports in September 2026 following the collapse of trade negotiations in August 2026, continue to create uncertainty in the operating environment. The Company expects its revenue to remain unaffected, as its gold production is refined in Canada, Australia and Europe. Following a review of its supply chain exposure, the Company estimates that the Canadian retaliatory tariffs will increase operating costs by approximately $5 per ounce. This estimated impact has been incorporated into

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
the cost guidance provided in this MD&A. The Company continues to monitor developments in the trade environment and evaluate alternative sourcing strategies where appropriate to mitigate potential impacts on its operations and cost structure.
Financial and Operating Results
Consolidated Operating Results
	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Gold production (ounces)	814,012	866,936	2,494,937	2,606,759
Average realized gold price (per ounce)	$4,264	$3,476	$4,537	$3,221
Revenues from mining operations	$3,583,609	$3,059,529	$11,486,016	$8,343,878
Production costs	$972,409	$839,321	$2,881,754	$2,396,241
Net income	$1,352,874	$1,054,958	$4,648,788	$2,938,400
Net income per share (basic)	$2.67	$2.10	$9.25	$5.85
Adjusted net income(i)	$1,324,349	$1,085,209	$4,570,767	$2,831,096
Adjusted net income per share (basic)(i)	$2.62	$2.16	$9.09	$5.64
EBITDA(i)	$2,444,704	$2,029,669	$8,202,500	$5,684,488
Adjusted EBITDA(i)	$2,465,777	$2,098,154	$8,214,206	$5,601,860
Cash provided by operating activities	$1,755,015	$1,815,875	$5,245,003	$4,705,609
Free cash flow(i)	$852,214	$1,189,545	$2,919,198	$3,088,679
Free cash flow before changes in non-cash components of working capital(i)	$1,057,124	$1,034,914	$3,977,686	$2,585,790

(i)
Adjusted net income, adjusted net income per share, EBITDA, adjusted EBITDA, free cash flow and free cash flow before changes in non-cash components of working capital are non-GAAP measures that are not standardized financial measures under IFRS Accounting Standards. For reconciliation of these measures to the most directly comparable financial measure under IFRS Accounting Standards and a discussion of their composition and usefulness, see Non-GAAP Financial Performance Measures.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
The table below sets out variances in the key drivers of net income for the three and nine months ended September 30, 2026, compared with the three and nine months ended September 30, 2025:
(millions of United States dollars)	Three Months Ended September 30, 2026 vs. Three Months Ended September 30, 2025	Nine Months Ended September 30, 2026 vs. Nine Months Ended September 30, 2025
Increase in revenues from mining operations	$524.1	$3,142.2
Decrease (increase) in production costs due to effects of foreign currencies	0.6	(43.0)
Increase in production costs	(133.7)	(442.5)
Increase in amortization of property, plant and mine development	(27.5)	(77.3)
Increase in exploration and corporate development expenses	(17.5)	(37.7)
Increase in general and administrative expenses	(1.8)	(19.0)
Decrease in finance costs	9.1	27.2
Change in derivative financial instruments	7.7	(263.1)
Change in non-cash foreign exchange translation	(13.5)	(44.5)
Decrease in care and maintenance	11.7	3.4
Change in gain on sale of investments	—	155.3
Decrease in other income and expenses	37.4	66.9
Increase in income and mining taxes	(98.7)	(757.5)
Total net income variance	$297.9	$1,710.4
Three Months Ended September 30, 2026 vs. Three Months Ended September 30, 2025
Gold production decreased in the third quarter of 2026 primarily due to decreased production at Canadian Malartic following the rock mass movement on July 1, 2026 and at Meadowbank, partially offset by increased production at Detour Lake and Fosterville.
Revenue from mining operations increased in the third quarter of 2026 primarily due to a 22.7% increase in realized gold prices and higher sales volume from Meliadine, LaRonde and Kittila, partially offset by lower sales volume from Canadian Malartic and Meadowbank.
Production costs increased in the third quarter of 2026 primarily due to higher royalty expenses, which increased in line with stronger gold prices across all operations, combined with higher diesel prices.
Net income, net income per share (basic), adjusted net income and adjusted net income per share (basic), EBITDA and adjusted EBITDA all increased in the third quarter of 2026 primarily due to higher revenues from mining operations between periods, as discussed above.
Cash provided by operating activities and free cash flow decreased in the third quarter of 2026 primarily due to unfavourable working capital movements, partially offset by higher revenue from mining operations between periods.
Free cash flow before changes in non-cash components of working capital increased in the third quarter of 2026 primarily due to higher revenue from mining operations, partially offset by higher capital expenditures between periods.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
Total cash costs per ounce1 increased to $1,133 on a by-product basis and $1,225 on a co-product basis in the third quarter of 2026, compared with $952 on a by-product basis and $1,009 on a co-product basis in the third quarter of 2025, primarily due to higher cash costs at Macassa, Canadian Malartic, and Meadowbank. For further details on the cost variances by site, see Minesite Operating Results.
Amortization of property, plant and mine development increased by $27.5 million to $457.4 million between the third quarter of 2025 and the third quarter of 2026 primarily due to higher amortization at Macassa and Canadian Malartic, partially offset by lower amortization at Meadowbank and Detour Lake.
Exploration and corporate development increased to $77.1 million during the third quarter of 2026, compared with $59.6 million during the third quarter of 2025, primarily due to higher expenditures at regional targets in Finland and Canada.
Loss on derivative financial instruments amounted to $12.5 million during the third quarter of 2026, compared with a loss of $20.2 million during the third quarter of 2025, primarily due to the movement in unrealized losses on the Company’s currency derivatives between periods.
A foreign currency translation loss of $6.9 million was recorded during the third quarter of 2026, compared with a gain of $6.6 million during the third quarter of 2025, primarily due to the translation impact on the Company’s net monetary assets denominated in foreign currencies between periods.
Care and maintenance decreased to $6.2 million during the third quarter of 2026, compared with $17.9 million during the third quarter of 2025, primarily due to the commencement of construction activities at Hope Bay.
Other income and expenses increased to $5.8 million of income during the third quarter of 2026, compared with $31.6 million of expenses during the third quarter of 2025, primarily due to an increase in interest income and lower expenses between periods.
In the third quarter of 2026, the Company recorded income and mining taxes expense of $619.3 million on income before income and mining taxes of $1,972.2 million, resulting in an effective tax rate of 31.4%. In the third quarter of 2025, the Company recorded income and mining taxes expense of $520.6 million on income before income and mining taxes of $1,575.6 million, resulting in an effective tax rate of 33.0%. The decrease in the effective tax rate between the third quarter of 2026 and the third quarter of 2025 is primarily due to a higher proportion of taxable income being earned in jurisdictions with lower statutory tax rates.
There are several factors that can significantly affect the Company’s effective tax rate including varying rates in different jurisdictions, the non-recognition of certain tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company’s operating jurisdictions. As a result of these factors, the Company’s effective tax rate is expected to fluctuate significantly in future periods.
Nine Months Ended September 30, 2026 vs. Nine Months Ended September 30, 2025
Gold production decreased in the first nine months of 2026, primarily due to decreased production at Canadian Malartic, Meadowbank, Macassa and LaRonde, partially offset by increased production at Detour Lake.
Revenue from mining operations increased in the first nine months of 2026 primarily due to a 40.9% increase in realized gold prices and higher sales volume at Detour Lake and Kittila, partially offset by lower sales volume at Canadian Malartic, Meadowbank and Macassa.
Production costs increased in the first nine months of 2026 primarily due to higher royalty expenses, which increased in line with stronger gold prices across all operations, combined with higher diesel prices.

1
Total cash cost per ounce is a non-GAAP measure that is not a standardized financial measure under IFRS Accounting Standards. For a reconciliation of this measure on a by-product and co-product basis to production costs and a discussion of the composition and usefulness of this measure, see Non-GAAP Financial Performance Measures.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
Net income, net income per share (basic), adjusted net income, adjusted net income per share (basic), EBITDA and adjusted EBITDA all increased in the first nine months of 2026 primarily due to higher revenue from mining operations between periods, as discussed above.
Cash provided by operating activities and free cash flow increased in the first nine months of 2026 primarily due to higher revenue from mining operations, partially offset by unfavourable movements in working capital between periods.
Free cash flow before changes in non-cash components of working capital increased in the first nine months of 2026 primarily due to higher revenue from mining operations, partially offset by higher capital expenditures between periods.
Total cash costs per ounce increased to $1,092 on a by-product basis and $1,176 on a co-product basis in the nine months ended September 30, 2026, compared with $924 on a by-product basis and $973 on a co-product basis in the nine months ended September 30, 2025, primarily due to higher cash costs at Macassa, Canadian Malartic, Meadowbank and LaRonde. For further details on the cost variances by site, see Minesite Operating Results in this MD&A.
Amortization of property, plant and mine development increased by $77.3 million to $1,301.0 million between the nine months ended September 30, 2025 and the nine months ended September 30, 2026, primarily due to higher amortization at Macassa, Canadian Malartic and Pinos Altos, partially offset by lower amortization at Meliadine and Meadowbank.
Exploration and corporate development increased to $191.2 million during the nine months ended September 30, 2026, compared with $153.5 million during the nine months ended September 30, 2025 primarily due to higher expenditures at Canadian Malartic, LaRonde and regional targets in Finland and Canada.
General and administrative expenses increased to $205.4 million during the nine months ended September 30, 2026, compared with $186.4 million during the nine months ended September 30, 2025, primarily due to an increase in employee compensation costs as a result of the effect of the share price appreciation between periods on stock-based compensation expenses.
Finance costs decreased to $46.8 million during the nine months ended September 30, 2026, compared with $74.0 million during the nine months ended September 30, 2025, primarily due to repayments of the Company’s long-term debt in the prior period.
Loss on derivative financial instruments amounted to $89.2 million during the nine months ended September 30, 2026, compared with a gain of $173.9 million during the nine months ended September 30, 2025, primarily due to unrealized losses on the Company’s currency derivatives arising from unfavourable movements in foreign exchange rates between periods.
A foreign currency translation loss of $26.3 million was recorded during the nine months ended September 30, 2026, compared with a gain of $18.2 million during the nine months ended September 30, 2025, primarily due to the translation impact on the Company’s net monetary assets denominated in foreign currencies between periods.
Gain on sale of investments amounted to $155.3 million during the nine months ended September 30, 2026, which is primarily due to a $153.7 million gain on the sale of the Company’s 55.0% ownership interest in Gunnarn Mining AB.
Other income and expenses decreased to $0.9 million of expenses during the nine months ended September 30, 2026 compared with an expense of $67.9 million during the nine months ended September 30, 2025, primarily due to an increase in interest income between periods.
In the nine months ended September 30, 2026, the Company recorded income and mining taxes expense of $2,205.9 million on income before income and mining taxes of $6,854.7 million, resulting in an effective tax

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
rate of 32.2%. During the nine months ended September 30, 2025, the Company recorded income and mining taxes expense of $1,448.4 million on income before income and mining taxes of $4,386.8 million, resulting in an effective tax rate of 33.0%. The decrease in the effective tax rate between the nine months ended September 30, 2026 and the nine months ended September 30, 2025 is primarily due to a higher proportion of accounting income that is not subject to taxation in the first nine months of 2026 compared to the first nine months of 2025.
Minesite Operating Results
LaRonde
	Three Months Ended September 30,				Nine Months Ended September 30,
LaRonde — Operating Statistics*	2026		2025		2026		2025
Tonnes of ore milled (thousands of tonnes)		720		764		2,209		2,113
Tonnes of ore milled per day		7,826		8,304		8,092		7,740
Gold grade (g/t)		3.60		3.54		3.65		4.15
Gold production (ounces)		77,250		81,522		240,107		264,265
Production costs per tonne (C$)	C$	220	C$	128	C$	197	C$	160
Minesite costs per tonne (C$)	C$	182	C$	157	C$	180	C$	163
Production costs per ounce		$1,468		$868		$1,309		$913
Total cash costs per ounce		$981		$926		$987		$822

*
The statistics above include operations at the LaRonde mine and LZ5.

Gold production
Third Quarter of 2026 — Gold production at the LaRonde complex decreased by 5.2% to 77,250 ounces in the third quarter of 2026 when compared with 81,522 ounces in the third quarter of 2025, primarily due to lower throughput, partially offset by higher grades.
First Nine Months of 2026 — Gold production at the LaRonde complex decreased by 9.1% to 240,107 ounces in the first nine months of 2026 when compared with 264,265 ounces in the first nine months of 2025, primarily due to lower grades from the mining sequence at the LaRonde mine, partially offset by higher throughput.
Production costs
Third Quarter of 2026 — Production costs at the LaRonde complex were $113.4 million in the third quarter of 2026, an increase of 60.2% compared with production costs of $70.8 million in the third quarter of 2025, primarily due to the timing of inventory sales and higher underground mining and royalty costs.
Production costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs in addition to lower volume of ore milled in the current period. Production costs per ounce increased when compared to prior-year due to the same reasons outlined above for higher production costs combined with lower gold production in the current period.
First Nine Months of 2026 — Production costs at the LaRonde complex were $314.3 million in the first nine months of 2026, an increase of 30.3% compared with production costs of $241.2 million in the first nine months of 2025, primarily due to the timing of inventory sales, higher mining, milling and royalty costs and the consumption of stockpiles in the current period. The consumption of stockpiles results in increased re-handling costs, which increases production costs.
Production costs per tonne increased when compared to the prior-year period primarily due to the same reasons outlined above for higher production costs in the current period, partially offset by higher volume of

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
ore milled. Production costs per ounce increased when compared to the prior-year period for the same reasons outlined above for higher production costs combined with lower gold production in the current period.
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2026 — Minesite costs per tonne increased when compared to the prior-year period primarily due to higher underground mining and royalty costs and lower volume of ore processed in the current period. Total cash costs per ounce increased when compared to the prior-year period due to the lower gold production and the higher minesite costs per tonne in the current period.
First Nine Months of 2026 — Minesite costs per tonne increased when compared to the prior-year period primarily due to higher mining, milling and royalty costs, partially offset by higher volume of ore milled. Total cash costs per ounce increased when compared to the prior-year period primarily due to lower gold production and higher minesite costs per tonne in the current period.
Canadian Malartic
	Three Months Ended September 30,				Nine Months Ended September 30,
Canadian Malartic — Operating Statistics	2026		2025		2026		2025
Tonnes of ore milled (thousands of tonnes)		4,726		5,091		13,820		14,919
Tonnes of ore milled per day		51,370		55,337		50,623		54,648
Gold grade (g/t)		0.82		1.05		1.03		1.11
Gold production (ounces)		111,202		156,875		412,661		489,179
Production costs per tonne (C$)	C$	39	C$	33	C$	39	C$	33
Minesite costs per tonne (C$)	C$	50	C$	41	C$	51	C$	43
Production costs per ounce		$1,198		$793		$944		$734
Total cash costs per ounce		$1,508		$959		$1,196		$919
On July 1, 2026, a rock mass movement occurred along the north wall of the Barnat open pit as previously disclosed in the news release dated July 2, 2026. As a precautionary measure, the Company temporarily suspended mining operations in the Barnat pit while completing geotechnical assessments and implementing remediation measures to support the safe and orderly resumption of mining activities. Remediation work was completed in the third quarter of 2026 and mining activities resumed on September 27, 2026.
Gold production
Commercial production was achieved at East Goldie in August 2026.
Third Quarter of 2026 — At Canadian Malartic, gold production decreased by 29.1% to 111,202 ounces in the third quarter of 2026 compared with 156,875 ounces in the third quarter of 2025, primarily due to lower grades, as the Company supplemented the mill feed with lower-grade stockpiles, and lower throughput.
First Nine Months of 2026 — At Canadian Malartic, gold production decreased by 15.6% to 412,661 ounces in the first nine months of 2026 compared with 489,179 ounces in the first nine months of 2025, primarily due to lower throughput and lower gold grades, as the Company supplemented the mill feed with lower-grade stockpiles.
Production costs
Third Quarter of 2026 — Production costs at Canadian Malartic were $133.3 million in the third quarter of 2026, an increase of 7.2% compared with production costs of $124.4 million in the third quarter of 2025, primarily due to the consumption of stockpiles and higher underground mining and royalty costs, partially offset by lower open pit mining costs.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
Production costs per tonne increased when compared to the prior-year period primarily due to the same reasons outlined above for the higher production costs combined with lower volume of ore milled. Production costs per ounce increased when compared to the prior-year period due to lower gold production, combined with the same reasons outlined above for the higher production costs in the current period.
First Nine Months of 2026 — Production costs at Canadian Malartic were $389.4 million in the first nine months of 2026, an increase of 8.5% compared with production costs of $359.0 million in the first nine months of 2025, primarily due to the consumption of stockpiles, higher underground mining, milling and royalty costs combined with the consumption of stockpiles, partially offset by lower open pit mining costs.
Production costs per tonne increased as compared to the prior-year period primarily due to the same reasons outlined above for the higher production costs combined with lower volume of ore milled. Production costs per ounce increased when compared to the prior-year period primarily due to lower gold production combined with the same reasons outlined above for the higher production costs in the current period.
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2026 — Minesite costs per tonne increased when compared to the prior-year period primarily due to the consumption of stockpiles, higher underground mining costs and royalty costs, and a lower volume of ore milled, partially offset by lower open pit mining costs. Total cash costs per ounce increased when compared to the prior-year period for the same reasons outlined above for higher minesite cost per tonne combined with fewer ounces of gold produced.
First Nine Months of 2026 — Minesite costs per tonne increased when compared to the prior-year period primarily due to the consumption of stockpiles, higher underground mining, milling and royalty costs, and a lower volume of ore milled, partially offset by lower open pit mining costs. Total cash costs per ounce increased when compared to the prior-year period for the same reasons outlined above for higher minesite cost per tonne combined with fewer ounces of gold produced.
Goldex
	Three Months Ended September 30,				Nine Months Ended September 30,
Goldex — Operating Statistics	2026		2025		2026		2025
Tonnes of ore milled (thousands of tonnes)		834		843		2,464		2,454
Tonnes of ore milled per day		9,065		9,163		9,026		8,989
Gold grade (g/t)		1.33		1.26		1.34		1.38
Gold production (ounces)		29,940		29,375		88,589		92,509
Production costs per tonne (C$)	C$	68	C$	59	C$	68	C$	62
Minesite costs per tonne (C$)	C$	64	C$	63	C$	67	C$	63
Production costs per ounce		$1,363		$1,224		$1,373		$1,171
Total cash costs per ounce		$902		$1,076		$965		$997
Gold production
Third Quarter of 2026 — Gold production at Goldex increased by 1.9% to 29,940 ounces in the third quarter of 2026, compared with 29,375 ounces in the third quarter of 2025, primarily due to higher gold grades.
First Nine Months of 2026 — Gold production decreased by 4.2% to 88,589 ounces in the first nine months of 2026, compared with 92,509 ounces in the first nine months of 2025 at Goldex due to lower recovery rates and lower gold grades resulting from a higher proportion of ore from Akasaba West.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
Production costs
Third Quarter of 2026 — Production costs at Goldex were $40.8 million in the third quarter of 2026, an increase of 13.5% compared with production costs of $36.0 million in the third quarter of 2025, primarily due to timing of inventory sales and higher underground mining costs, partially offset by buildup of stockpiles in the current period.
Production costs per tonne increased when compared to the prior-year period for the same reasons outlined above for higher production costs. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs.
First Nine Months of 2026 — Production costs at Goldex were $121.6 million in the first nine months of 2026, an increase of 12.3% compared with production costs of $108.3 million in the first nine months of 2025, primarily due to higher underground mining costs and the timing of inventory sales, partially offset by the buildup of stockpiles in the current period.
Production costs per tonne increased when compared to the prior-year period for the same reasons outlined above for higher production costs. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs combined with lower gold production in the current period.
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2026 — Minesite costs per tonne increased when compared to the prior-year period primarily due to higher underground mining costs, partially offset by buildup of stockpiles. Total cash costs per ounce decreased when compared to the prior-year period due to the higher impact of by-product metals in the current period, partially offset by the same reasons outlined above for the higher production costs per ounce.
First Nine Months of 2026 — Minesite costs per tonne increased when compared to the prior-year period primarily for the same reasons outlined above for higher production costs per tonne. Total cash costs per ounce decreased when compared to the prior-year period due to the higher impact of by-product metals in the current period, partially offset by the same reasons outlined above for the higher production costs per ounce.
Detour Lake
	Three Months Ended September 30,				Nine Months Ended September 30,
Detour Lake — Operating Statistics	2026		2025		2026		2025
Tonnes of ore milled (thousands of tonnes)		5,992		7,351		20,045		20,817
Tonnes of ore milled per day		65,130		79,902		73,425		76,253
Gold grade (g/t)		1.05		0.82		0.97		0.83
Gold production (ounces)		183,118		176,539		567,416		497,649
Production costs per tonne (C$)	C$	35	C$	28	C$	33	C$	29
Minesite costs per tonne (C$)	C$	38	C$	28	C$	35	C$	30
Production costs per ounce		$819		$856		$832		$859
Total cash costs per ounce		$872		$831		$887		$894
Gold production
Third Quarter of 2026 — At Detour Lake, gold production increased by 3.7% to 183,118 ounces in the third quarter of 2026 compared with 176,539 ounces produced in the third quarter of 2025, primarily due to higher gold grades from the mining sequence, partially offset by lower throughput.
First Nine Months of 2026 — Gold production at Detour Lake increased by 14.0% to 567,416 ounces in the first nine months of 2026 compared with 497,649 ounces in the first nine months of 2025, primarily due to higher gold grades from the mining sequence, partially offset by lower throughput.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
Production costs
Third Quarter of 2026 — Production costs at Detour Lake were $150.1 million in the third quarter of 2026, a decrease of 0.8% compared with production costs of $151.2 million in the third quarter of 2025, primarily due to the impact of a stockpile build-up and timing of inventory sales, partially offset by higher mining and milling costs, resulting from higher diesel and energy prices, combined with higher royalty costs in the current period.
Production costs per tonne increased when compared to the prior-year period primarily due to lower volume of ore milled in the current period. Production costs per ounce decreased when compared to the prior-year period primarily due to higher gold production in the current period.
First Nine Months of 2026 — Production costs at Detour Lake were $472.1 million in the first nine months of 2026, an increase of 10.4% compared to production costs of $427.5 million during the first nine months of 2025, primarily attributable to higher royalty costs, combined with higher mining and milling costs, resulting from higher diesel and energy costs, partially offset by the impact of stockpile build-up in the current period.
Production costs per tonne increased when compared to the prior-year period primarily due to higher production costs and lower volume of ore milled. Production costs per ounce decreased when compared to the prior-year period primarily due to higher gold production in the current period.
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2026 — Minesite costs per tonne increased when compared to the prior-year period primarily due to lower volume of ore milled, partially offset by higher mining, milling and royalty costs. Total cash costs per ounce increased when compared to the prior-year period due to higher mining, milling and royalty costs.
First Nine Months of 2026 — Minesite costs per tonne increased compared to the prior-year period due to the same reasons outlined above for higher production costs per tonne. Total cash costs per ounce decreased when compared to the prior-year period due to the same reasons outlined above for lower production costs per ounce.
Macassa
	Three Months Ended September 30,				Nine Months Ended September 30,
Macassa — Operating Statistics	2026		2025		2026		2025
Tonnes of ore milled (thousands of tonnes)		264		133		649		424
Tonnes of ore milled per day		2,870		1,446		2,377		1,553
Gold grade (g/t)		9.74		18.95		10.69		18.98
Gold production (ounces)		80,582		78,832		216,318		252,224
Production costs per tonne (C$)	C$	500	C$	510	C$	507	C$	484
Minesite costs per tonne (C$)	C$	514	C$	547	C$	539	C$	537
Production costs per ounce		$1,170		$617		$1,096		$582
Total cash costs per ounce		$1,189		$659		$1,152		$643
Gold production
Third Quarter of 2026 — At Macassa, gold production increased by 2.2% to 80,582 ounces in the third quarter of 2026 compared with 78,832 ounces in the third quarter of 2025, primarily due to higher throughput, partially offset by lower gold grades from the mining sequence.
First Nine Months of 2026 — Gold production at Macassa decreased by 14.2% to 216,318 ounces in the first nine months of 2026 compared with 252,224 ounces in the first nine months of 2025, primarily due to lower gold grades from the mining sequence, partially offset by higher throughput.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
Production costs
Third Quarter of 2026 — Production costs were $94.3 million in the third quarter of 2026, an increase of 93.8% compared with production costs of $48.7 million in the third quarter of 2025, primarily due to higher mining and milling costs resulting primarily from a higher volume of ore mined and milled, combined with higher royalty costs and the consumption of stockpiles in the current period.
Production costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled in the current period, partially offset by the same factors set out above for higher production costs. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs in the period, combined with lower gold grades.
First Nine Months of 2026 — Production costs were $237.0 million in the first nine months of 2026, an increase of 61.5% compared to $146.7 million during the first nine months of 2025, primarily due to higher mining and milling costs resulting primarily from higher volume of ore mined and milled, combined with higher royalty costs and the consumption of stockpiles in the current period.
Production costs per tonne increased when compared to the prior-year period primarily due to higher mining and milling costs, partially offset by higher volume of ore milled. Production costs per ounce increased when compared to the prior-year period due to fewer ounces of gold produced in the current period combined with the same reasons outlined above for higher production costs.
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2026 — Minesite costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled, partially offset by higher mining, milling and royalty costs and the consumption of stockpiles in the current period. Total cash costs per ounce increased when compared to the prior-year period due to higher mining, milling and royalty costs, the consumption of stockpiles and lower gold grades in the current period.
First Nine Months of 2026 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same factors set out above for higher production costs per ounce.
Meliadine
	Three Months Ended September 30,				Nine Months Ended September 30,
Meliadine — Operating Statistics	2026		2025		2026		2025
Tonnes of ore milled (thousands of tonnes)		636		627		1,842		1,730
Tonnes of ore milled per day		6,913		6,815		6,747		6,337
Gold grade (g/t)		4.87		4.83		5.02		5.26
Gold production (ounces)		96,149		93,836		287,496		282,611
Production costs per tonne (C$)	C$	199	C$	187	C$	230	C$	228
Minesite costs per tonne (C$)	C$	226	C$	234	C$	236	C$	239
Production costs per ounce		$944		$913		$1,067		$1,000
Total cash costs per ounce		$1,046		$1,128		$1,080		$1,050
Gold production
Third Quarter of 2026 — At Meliadine, gold production increased by 2.5% to 96,149 ounces in the third quarter of 2026 compared with 93,836 ounces in the third quarter of 2025, primarily due to higher throughput and higher gold grades.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
First Nine Months of 2026 — Gold production increased by 1.7% to 287,496 ounces in the first nine months of 2026 compared with 282,611 ounces in the first nine months of 2025, primarily due to higher throughput, partially offset by lower gold grades resulting from increased sourcing of lower-grade ore from the open pit.
Production costs
Third Quarter of 2026 — Production costs at Meliadine were $90.7 million in the third quarter of 2026, an increase of 5.9% compared with production costs of $85.7 million in the third quarter of 2025, primarily due to the timing of inventory sales, and higher open pit mining costs from increased operations, combined with higher royalty costs, partially offset by a stockpile build-up in the current period.
Production costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs, partially offset by higher gold production in the current period.
First Nine Months of 2026 — Production costs at Meliadine were $306.7 million during the first nine months of 2026, an increase of 8.5% compared to production costs of $282.6 million during the first nine months of 2025, primarily due to higher open pit mining costs resulting from increased operations, combined with higher milling and royalty costs and the timing of inventory sales, partially offset by a stockpile build-up in the current period.
Production costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs, partially offset by higher volume of ore milled. Production costs per ounce increased for the same reasons outlined above for higher production costs, partially offset by higher gold production in the current period.
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2026 — Minesite costs per tonne decreased when compared to the prior-year period primarily due to the higher volume of ore milled in the current period, partially offset by higher open pit mining and royalty costs. Total cash costs per ounce decreased when compared to the prior-year period primarily due to higher gold production in the current period, partially offset by higher open pit mining and royalty costs.
First Nine Months of 2026 — Minesite costs per tonne decreased when compared to the prior-year period primarily due to higher open pit mining, milling and royalty costs being offset by the increased volume of ore milled. Total cash costs per ounce increased when compared to the prior-year period primarily due to the higher open pit mining, milling and royalty costs, partially offset by higher gold production in the current period.
Meadowbank
	Three Months Ended September 30,				Nine Months Ended September 30,
Meadowbank — Operating Statistics	2026		2025		2026		2025
Tonnes of ore milled (thousands of tonnes)		1,136		1,177		3,248		2,906
Tonnes of ore milled per day(i)		12,348		12,793		11,897		11,813
Gold grade (g/t)		3.48		3.96		3.48		4.45
Gold production (ounces)		115,501		136,152		329,528		378,213
Production costs per tonne (C$)	C$	211	C$	191	C$	215	C$	190
Minesite costs per tonne (C$)	C$	176	C$	151	C$	167	C$	165
Production costs per ounce		$1,486		$1,200		$1,532		$1,048
Total cash costs per ounce		$1,177		$925		$1,152		$903

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026

Note:
(i)
The nine months ended September 30, 2025 excludes 27 days the mill did not operate due to lack of ore, as caribou migration patterns prevented transport of ore from Amaruq.

Gold production
Third Quarter of 2026 — At Meadowbank, gold production decreased by 15.2% to 115,501 ounces in the third quarter of 2026, compared with 136,152 ounces in the third quarter of 2025, primarily due to lower gold grades and lower throughput.
First Nine Months of 2026 — Gold production decreased by 12.9% to 329,528 ounces in the first nine months of 2026 compared with 378,213 ounces in the first nine months of 2025, primarily due to lower gold grades from the mining sequence, partially offset by higher throughput, as operations in the prior-year period were affected by caribou migration patterns.
Production costs
Third Quarter of 2026 — Production costs at Meadowbank were $171.6 million in the third quarter of 2026, an increase of 5.0% compared with production costs of $163.4 million in the third quarter of 2025, primarily due to higher mining costs, partially offset by the timing of inventory sales in the current period.
Production costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs. Production costs per ounce increased when compared to the prior-year period due to lower gold grades in the current period combined with the same factors as outlined above for higher production costs.
First Nine Months of 2026 — Production costs at Meadowbank were $504.9 million in the first nine months of 2026, an increase of 27.4% compared with production costs of $396.4 million in the first nine months of 2025, primarily due to higher NTI payments (see Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce), higher mining and milling costs and the consumption of stockpiles in the current period.
Production costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs, partially offset by higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period primarily due to lower gold grades in the current period combined with the same reasons outlined above for higher production costs.
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2026 — Minesite costs per tonne increased when compared to the prior-year period due to higher mining and milling costs in the current period, combined with lower volume of ore milled. Total cash costs per ounce increased when compared to the prior-year period primarily due to higher mining and milling costs, combined with lower gold production in the current period.
First Nine Months of 2026 — Minesite costs per tonne increased when compared to the prior-year period primarily due to higher milling costs and the consumption of stockpiles, partially offset by higher volume of ore milled in the current period. Total cash costs per ounce increased when compared to the prior-year period due to lower gold production combined with higher mining and milling costs and the consumption of stockpiles in the current period.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
Fosterville
	Three Months Ended September 30,				Nine Months Ended September 30,
Fosterville — Operating Statistics	2026		2025		2026		2025
Tonnes of ore milled (thousands of tonnes)		225		198		645		549
Tonnes of ore milled per day		2,446		2,152		2,363		2,011
Gold grade (g/t)		5.82		5.76		6.25		7.56
Gold production (ounces)		40,090		34,966		123,545		128,155
Production costs per tonne (A$)	A$	294	A$	295	A$	321	A$	307
Minesite costs per tonne (A$)	A$	303	A$	289	A$	319	A$	315
Production costs per ounce		$1,167		$1,088		$1,165		$851
Total cash costs per ounce		$1,189		$1,066		$1,141		$870
Gold production
Third Quarter of 2026 — At Fosterville, gold production increased by 14.7% to 40,090 ounces in the third quarter of 2026 compared with 34,966 ounces in the third quarter of 2025, primarily due to higher throughput.
First Nine Months of 2026 — Gold production at Fosterville decreased by 3.6% to 123,545 ounces in the first nine months of 2026, compared with 128,155 ounces in the first nine months of 2025, due to lower gold grades from the mining sequence, partially offset by higher throughput.
Production costs
Third Quarter of 2026 — Production costs were $46.8 million in the third quarter of 2026, an increase of 23.0% compared with production costs of $38.0 million in the third quarter of 2025, primarily due to higher mining, milling and royalty costs combined with the strengthening of the Australian dollar relative to the US dollar between periods, partially offset by the timing of inventory sales in the current period.
Production costs per tonne decreased when compared to the prior-year period for the same reasons as higher production costs, partially offset by higher volume of ore milled. Production costs per ounce increased when compared to the prior-year period for the same reasons as higher production costs, partially offset by higher gold production in the current period.
First Nine Months of 2026 — Production costs were $144.0 million in the first nine months of 2026, an increase of 32.0% compared to production costs of $109.1 million during the first nine months of 2025, primarily due to higher mining, royalty and milling costs, combined with the consumption of stockpiles and the strengthening of the Australian dollar relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period primarily due to higher mining, royalty and milling costs, combined with the consumption of stockpiles, partially offset by higher volume of ore milled. Production costs per ounce increased when compared to the prior-year period for the same reasons as higher production costs combined with lower gold production in the current period.
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2026 — Minesite costs per tonne increased when compared to the prior-year period primarily due to higher mining, milling and royalty costs, partially offset by higher volume of ore milled. Total cash costs per ounce increased when compared to the prior-year period primarily due to higher mining, milling and royalty costs, partially offset by higher production in the current period.
First Nine Months of 2026 — Minesite costs per tonne increased when compared to the prior-year period primarily due to higher mining, milling and royalty costs, partially offset by higher volume of ore milled. Total

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
cash costs per ounce increased when compared to the prior-year period primarily due to higher mining, milling and royalty costs combined with lower gold production in the current period.
Kittila
	Three Months Ended September 30,		Nine Months Ended September 30,
Kittila — Operating Statistics	2026	2025	2026	2025
Tonnes of ore milled (thousands of tonnes)	539	558	1,570	1,562
Tonnes of ore milled per day	5,859	6,065	5,751	5,722
Gold grade (g/t)	4.06	3.91	4.10	3.91
Gold production (ounces)	59,907	57,954	170,403	162,415
Production costs per tonne (€)	€119	€95	€115	€99
Minesite costs per tonne (€)	€114	€94	€112	€99
Production costs per ounce	$1,231	$1,066	$1,229	$1,063
Total cash costs per ounce	$1,162	$1,036	$1,195	$1,058
Gold production
Third Quarter of 2026 — At Kittila, gold production increased by 3.4% to 59,907 ounces in the third quarter of 2026, compared with 57,954 ounces in the third quarter of 2025, primarily due to higher gold grades from the mining sequence and higher recovery rates, partially offset by lower throughput.
First Nine Months of 2026 — Gold production increased by 4.9% to 170,403 ounces in the first nine months of 2026, compared with 162,415 ounces in the first nine months of 2025 at Kittila, primarily due to higher gold grades from the mining sequence.
Production costs
Third Quarter of 2026 — Production costs at Kittila were $73.8 million in the third quarter of 2026, an increase of 19.4% compared with production costs of $61.8 million in the third quarter of 2025, primarily due to higher royalty costs and the timing of inventory sales.
Production costs per tonne increased when compared to the prior-year period due to higher production costs and lower volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to higher production costs in the current period, partially offset by higher gold production.
First Nine Months of 2026 — Production costs at Kittila were $209.4 million in the first nine months of 2026, an increase of 21.3% compared with production costs of $172.7 million in the first nine months of 2025, primarily due to higher royalty costs, consumption of stockpiles and the timing of inventory sales combined with the strengthening of the Euro relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period primarily due to higher royalty costs. Production costs per ounce increased when compared to the prior-year period due to the same reasons above for higher production costs, partially offset by higher gold production.
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2026 — Minesite costs per tonne increased when compared to the prior-year period due to higher royalty costs and lower volume of ore milled in the current period. Total cash costs per ounce increased slightly when compared to the prior-year period due to higher royalty costs, partially offset by increased gold production.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
First Nine Months of 2026 — Minesite costs per tonne increased when compared to the prior-year period primarily due to higher royalty costs and the consumption of stockpiles. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.
Pinos Altos
	Three Months Ended September 30,		Nine Months Ended September 30,
Pinos Altos — Operating Statistics	2026	2025	2026	2025
Tonnes of ore milled (thousands of tonnes)	435	431	1,304	1,252
Tonnes of ore milled per day	4,728	4,685	4,777	4,586
Gold grade (g/t)	1.50	1.57	1.47	1.55
Gold production (ounces)	20,273	20,885	58,874	59,539
Production costs per tonne	$131	$129	$139	$119
Minesite costs per tonne	$136	$123	$134	$120
Production costs per ounce	$2,804	$2,655	$3,084	$2,498
Total cash costs per ounce	$2,093	$1,906	$2,080	$2,017
Gold production
Third Quarter of 2026 — At Pinos Altos, gold production decreased by 2.9% to 20,273 ounces in the third quarter of 2026, compared with 20,885 ounces in the third quarter of 2025, primarily due to lower gold grades from the mining sequence.
First Nine Months of 2026 — Gold production decreased by 1.1% to 58,874 ounces in the first nine months of 2026 compared with 59,539 ounces in the first nine months of 2025, primarily due to lower gold grades from the mining sequence, partially offset by higher throughput.
Production costs
Third Quarter of 2026 — Production costs at Pinos Altos were $56.8 million in the third quarter of 2026, an increase of 2.5% compared with production costs of $55.4 million in the third quarter of 2025, primarily due to higher underground mining and milling costs, the consumption of stockpiles and the strengthening of the Mexican Peso relative to the US dollar between periods, partially offset by the timing of inventory sales.
Production costs per tonne increased when compared to the prior-year period for the same reasons outlined above for higher production costs. Production costs per ounce increased when compared to the prior-year period for the same reasons outlined above for higher production costs.
First Nine Months of 2026 — Production costs at Pinos Altos were $181.5 million in the first nine months of 2026, an increase of 22.1% compared with production costs of $148.7 million in the first nine months of 2025, primarily due to higher underground mining, royalty and milling costs, the timing of inventory sales and the consumption of stockpiles combined with the strengthening of the Mexican Peso relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period for the same reasons outlined above for higher production costs, offset by higher volume of ore milled. Production costs per ounce increased when compared to the prior-year period for the same reasons outlined above for higher production costs.
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2026 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
First Nine Months of 2026 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per tonne. Total cash costs per ounce increased slightly when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.
Balance Sheet Review
	As at September 30, 2026	As at December 31, 2025
Current assets	$6,170,099	$4,993,942
Non-current assets	32,956,920	29,477,349
Total assets	$39,127,019	$34,471,291
Current liabilities	$2,243,957	$2,472,206
Non-current liabilities	7,266,217	7,256,621
Total liabilities	$9,510,174	$9,728,827
Total assets of $39.1 billion as at September 30, 2026 increased by $4.7 billion, compared with total assets of $34.5 billion as at December 31, 2025. The increase in total assets is primarily due to an increase in property, plant and mine development following the acquisitions of the Central Lapland properties and an increase in cash and cash equivalents, partially offset by a decrease in investments between periods. The Company’s total assets are primarily comprised of non-current assets such as property, plant and mine development and goodwill. See Recent Developments — Acquisition of Properties in the Central Lapland Greenstone Belt in this MD&A for more details on the acquisitions of the Central Lapland properties.
Total liabilities of $9.5 billion as at September 30, 2026 decreased by $0.2 billion compared with total liabilities of $9.7 billion as at December 31, 2025 primarily due to a decrease in income taxes payable, partially offset by an increase in accounts payable and accrued liabilities and an increase in deferred income and mining tax liabilities between periods. The Company’s total liabilities are primarily comprised of non-current liabilities such as deferred income and mining tax liabilities and reclamation provision.
While the Company occasionally enters into contracts to limit the risk associated with increased foreign currency costs (including where used for capital expenditures) and input costs, the contracts act as economic hedges of underlying exposures and are not held for speculative purposes. The Company does not use complex derivative contracts to hedge exposures. As at September 30, 2026, the Company had outstanding currency derivative contracts related to $10,019.0 million of 2026, 2027 and 2028 expenditures (December 31, 2025 — $4,458.4 million). There were no outstanding diesel fuel derivative contracts at September 30, 2026. As at December 31, 2025, there were outstanding diesel fuel derivative contracts related to 16.0 million gallons of diesel fuel.
Liquidity and Capital Resources
As at September 30, 2026, the Company’s cash and cash equivalents totaled $3,613.1 million compared with $2,866.1 million as at December 31, 2025. The Company’s policy is to invest excess cash in what the Company believes to be highly liquid investments of high credit quality to attempt to reduce risks associated with these investments. Investments with remaining maturities of less than three months at the time of purchase are classified as cash equivalents. The Company’s decisions regarding the length of maturities it holds are based on anticipated cash flow requirements, rates of return and other factors.
Working capital (current assets less current liabilities) increased to $3,926.1 million as at September 30, 2026, compared with $2,521.7 million as at December 31, 2025, primarily due to a decrease in income taxes payable and an increase in cash and cash equivalents.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
Net cash2 increased to $3,416.0 million as at September 30, 2026, compared with $2,669.8 million as at December 31, 2025, primarily due to an increase in cash and cash equivalents during the first nine months of 2026.
In April 2026, Fitch Ratings upgraded the Company’s investment grade credit rating from BBB+ to A- with a Stable Outlook, reflecting the Company’s strengthening credit profile and financial position.
Subject to various risks and uncertainties, including those set out in this MD&A, in the Annual MD&A and in the Company’s AIF, the Company believes it will generate sufficient cash flow from operations and has adequate cash and debt facilities available to finance its current operations, working capital requirements, contractual obligations, debt maturities, planned capital expenditures and exploration programs. While the Company believes its capital resources will be sufficient to satisfy all of its mandatory and discretionary commitments, the Company may choose to decrease its discretionary expenditure commitments, which include certain capital expenditures and exploration and corporate development expenses, should unexpected financial circumstances arise in the future. See Risk Profile in this MD&A for further details.
Operating Activities
Cash provided by operating activities decreased to $1,755.0 million in the third quarter of 2026 compared with $1,815.9 million in the third quarter of 2025, primarily due to unfavourable working capital movements between periods partially offset by higher gross profit for the third quarter of 2026. Cash provided by operating activities increased to $5,245.0 million in the first nine months of 2026, compared with $4,705.6 million in the first nine months of 2025 primarily due to higher gross profit in the first nine months of 2026, partially offset by unfavourable working capital movements between periods.
Investing Activities
Cash used in investing activities increased to $1,155.0 million in the third quarter of 2026, compared with $288.1 million of cash used in the third quarter of 2025, primarily due to the proceeds received on the sale of equity securities in the third quarter of 2025 with no comparable sales in the current period and due to higher capital expenditures between periods.
In the third quarter of 2026, the Company purchased $189.8 million in equity securities and other investments compared with $60.1 million in the third quarter of 2025. The Company also sold certain equity investments in the third quarter of 2025 for proceeds of $402.7 million. The Company’s equity securities and other investments consist primarily of investments in common shares and share purchase warrants of entities in the mining industry.
Cash used in investing activities during the nine months ended September 30, 2026 of $3,109.5 million increased compared to $1,548.9 million of cash used in investing activities in the nine months ended September 30, 2025, primarily due to the acquisition of the Central Lapland properties and higher capital expenditures between periods.
In the nine months ended September 30, 2026, the Company purchased $407.8 million in equity securities and other investments compared with $198.5 million in the nine months ended September 30, 2025. The Company also sold certain equity investments in the nine months ended September 30, 2026 for proceeds of $260.6 million compared with $402.7 million in the nine months ended September 30, 2025.

2
Net cash is a non-GAAP measure that is not a standardized financial measure under IFRS Accounting Standards. For a reconciliation of this measure to the most directly comparable financial measure under IFRS Accounting Standards and a discussion of its composition and usefulness, see Non-GAAP Financial Performance Measures.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
Financing Activities
Cash used in financing activities decreased to $449.8 million in the third quarter of 2026 compared with $732.1 million in the third quarter of 2025 primarily due to the repayments of Senior Notes in the third quarter of 2025 with no comparable repayment in the current period, partially offset by increases in share repurchases and dividends paid between periods.
The Company issued common shares for net proceeds of $15.9 million in the third quarter of 2026 compared to $21.0 million in the third quarter of 2025, attributable to employee stock option plan exercises, issuances under the incentive share purchase plan and issuances under the dividend reinvestment plan.
During the third quarter of 2026, the Company repurchased 1,297,940 common shares for $250.0 million at an average price of $192.60 under the NCIB. During the third quarter of 2025, the Company repurchased 1,005,577 common shares for $149.9 million at an average price of $149.02 under the NCIB. In May 2026, the Company renewed its NCIB pursuant to which the Company may purchase up to a maximum of 5% of its issued and outstanding common shares. The Company is authorized to acquire an aggregate of $2.0 billion of its common shares under the NCIB.
Cash used in financing activities decreased to $1,385.2 million in the first nine months of 2026 compared to $1,734.2 million in the first nine months of 2025, due to the same reasons discussed above for the third quarter.
The Company issued common shares for net proceeds of $74.1 million in the first nine months of 2026 compared to $103.5 million in the first nine months of 2025, attributable to employee stock option plan exercises, issuances under the incentive share purchase plan and issuances under the dividend reinvestment plan.
During the nine months ended September 30, 2026, the Company repurchased 4,255,098 common shares for $799.7 million at an average price of $187.94 under the NCIB. During the nine months ended September 30, 2025, the Company repurchased 2,330,112 common shares for $299.8 million at an average price of $128.66 under the NCIB.
On July 29, 2026, Agnico Eagle declared a quarterly cash dividend of $0.45 per common share paid on September 15, 2026 to holders of record of the common shares of the Company as of September 1, 2026. Agnico Eagle has declared a cash dividend every year since 1983. In the third quarter of 2026, the Company paid dividends of $204.9 million compared to $186.4 million paid in the third quarter of 2025. In the first nine months of 2026, the Company paid dividends of $614.9 million compared to $542.7 million paid in the first nine months of 2025. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.
The Company did not draw on its Credit Facility during the first nine months of 2026 or the first nine months of 2025. Credit Facility availability is reduced by outstanding letters of credit, which were $24.0 million as at September 30, 2026, resulting in $1,976.0 million available for future drawdown.
In October 2026, the Company amended and restated its $2.0 billion unsecured revolving bank credit facility, increasing it to $3.0 billion, including an increased uncommitted accordion feature of $1.5 billion, with a maturity date of October 28, 2031. In addition to the increased size and extended term of the unsecured revolving bank credit facility, the amended and restated credit facility includes enhancements to its pricing, terms and conditions that reinforces the Company’s strong investment grade credit profile. This aligns with the size and scale of the Company while improving its financial flexibility.
The Company has six uncommitted letter of credit facilities with certain Canadian financial institutions (the “LC Facilities”). As at September 30, 2026, amounts available under these letter of credit facilities are as follows; C$400.0 million, C$320.0 million, C$300.0 million, C$200.0 million, $200.0 million and $150.0 million. As at September 30, 2026, the aggregate undrawn face amount of letters of credit under the

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
LC Facilities was $774.9 million. As at September 30, 2026 the Company has indemnity agreements with three companies for the issuance of surety bonds of which an aggregate of $374.2 million have been issued.
The Company was in compliance with all covenants contained in the Credit Facility, the LC Facilities and its senior notes as at September 30, 2026.
Risk Profile
The Company is subject to significant risks, including fluctuations in commodity prices, foreign exchange rates and other risks due to the inherent nature of the business of exploration, development and mining of properties with precious metals. Changes in economic conditions and volatile financial markets may have a significant impact on Agnico Eagle’s cost and availability of financing and overall liquidity. The volatility in gold prices directly affects Agnico Eagle’s revenues, earnings and cash flow. Volatile energy, commodity and consumables prices and currency exchange rates affect production costs. For a more comprehensive discussion of these and other risks, see “Risk Factors” in the AIF filed on the CSA’s SEDAR+ website and with the SEC as part of the Form 40-F.
Disclosure Controls and Procedures and Internal Controls over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”).
ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. Management has used the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Company’s ICFR.
DC&P form a broader framework designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by the Company in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosure.
Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information which is required to be disclosed in the Company’s annual and interim filings and other reports filed under securities legislation is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
There have been no significant changes in the Company’s internal controls during the nine months ended September 30, 2026 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
Commitments and Contingencies
Material contractual commitments and contingencies have been set out in Note 27 to the Company’s Annual Financial Statements for the year ended December 31, 2025 and in Note 18 of the Third Quarter Financial Statements.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
Accounting Policies
These Third Quarter Financial Statements follow the same material accounting policies and methods of their application as the December 31, 2025 Annual Financial Statements except as described below for new accounting standards adopted effective January 1, 2026.
Recently Adopted Accounting Standards
In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (“IFRS 9” and “IFRS 7”). The IFRS 9 amendments provide clarification on the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system, whereas the IFRS 7 amendments introduce additional disclosure requirements relating to investments in equity instruments designated at FVOCI. These amendments are effective for periods commencing on or after January 1, 2026, with early adoption permitted. The Company has determined that the additional disclosure requirements under the IFRS 7 amendments are applicable however, the impact to the consolidated financial statements is immaterial. The Company has determined that the amendments to IFRS 9 have an immaterial impact to its consolidated financial statements.
Significant Judgments, Estimates and Assumptions
The preparation of the Third Quarter Financial Statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the amounts reported in the Third Quarter Financial Statements and accompanying notes. Management believes that the estimates used in the preparation of the Third Quarter Financial Statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been set out in Note 4 to the Company’s Annual Financial Statements for the year ended December 31, 2025.
Non-GAAP Financial Performance Measures
This MD&A discloses certain financial performance measures, including adjusted net income, adjusted net income per share, EBITDA, adjusted EBITDA, free cash flow, free cash flow before changes in working capital, net cash, total cash costs per ounce (on both a by-product and co-product basis), minesite costs per tonne, all-in sustaining costs per ounce (on both a by-product and co-product basis), sustaining capital expenditures, development capital expenditures, sustaining capitalized exploration, development capitalized exploration, that are not recognized measures under IFRS Accounting Standards. These measures may not be comparable to similar measures reported by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS Accounting Standards. Adjustments that are non-applicable in respect of the periods for which reconciliations are provided are not shown in the quantitative reconciliation.
Adjusted Net Income and Adjusted Net Income Per Share
Adjusted net income and adjusted net income per share are calculated by adjusting the net income as recorded in the Third Quarter Financial Statements for the effects of certain items that the Company believes are not reflective of the Company’s underlying performance for the reporting period. Adjusted net income is calculated by adjusting net income for certain non-recurring, unusual and other items such as foreign exchange translation, realized and unrealized gains or losses on derivative financial instruments, severance, transaction costs related to acquisitions, revaluation gains and losses, environmental remediation charges, gains or losses on the disposal of assets, purchase price allocations to inventory, debt extinguishment costs, impairment loss charges and reversals, gains and losses on the sale of equity securities, retroactive payments, self insurance losses, gains and losses on the sale of non-strategic properties, multi-year donations, disposal of supplies inventory at non-operating sites and income and mining taxes adjustments. Adjusted net income per share is calculated by dividing adjusted net income by the weighted average number of shares outstanding on a basic and diluted basis.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
The Company believes that these generally accepted industry measures are useful to investors in that they allow for the evaluation of the results of continuing operations and in making comparisons between periods. Adjusted net income and adjusted net income per share are intended to provide investors with information about the Company’s continuing income generating capabilities from its core mining business, excluding the above adjustments, which the Company believes are not reflective of operational performance. Management uses this measure to, and believes it is useful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS Accounting Standards.
The following table sets out the calculation of adjusted net income and adjusted net income per share for the three and nine months ended September 30, 2026 and September 30, 2025.
	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Net income for the period	$1,352,874	$1,054,958	$4,648,788	$2,938,400
Dilutive impact of cash settling LTIP	—	—	6,865	—
Net income for the period — diluted	$1,352,874	$1,054,958	$4,655,653	$2,938,400
Foreign exchange translation	6,902	(6,559)	26,297	(18,190)
Loss (gain) on derivative financial instruments	12,519	20,242	89,223	(173,881)
Environmental remediation	8,555	2,370	31,629	24,334
Net loss on disposal of property, plant and equipment	10,284	5,719	27,120	17,824
Purchase price allocation to inventory(i)	(17,187)	3,700	(26,613)	6,234
Debt extinguishment costs	—	2,838	—	8,245
Impairment loss(ii)	—	—	—	10,554
Loss on sale of equity securities	—	40,175	—	40,175
Gain on sale of investments	—	—	(155,319)	—
Multi-year donations	—	—	19,369	—
Other(iii)	—	—	—	2,077
Income and mining taxes adjustments(iv)	(49,598)	(38,234)	(89,727)	(24,676)
Adjusted net income for the period	$1,324,349	$1,085,209	$4,570,767	$2,831,096
Adjusted net income for the period — diluted	$1,324,349	$1,085,209	$4,577,632	$2,831,096
Net income per share — basic	$2.67	$2.10	$9.25	$5.85
Net income per share — diluted	$2.67	$2.10	$9.24	$5.83
Adjusted net income per share — basic	$2.62	$2.16	$9.09	$5.64
Adjusted net income per share — diluted	$2.61	$2.16	$9.08	$5.62

Notes:
(i)
As part of the purchase price allocation in a business combination, the Company is required to determine the fair value of net assets acquired. These non-cash fair value adjustments which affected the cost of inventory sold during the period and are not representative of ongoing operations, were removed from net income in the calculation of adjusted net income.

(ii)
Relates to the Company’s ownership percentage of an impairment loss recorded by an associate.

(iii)
Other adjustments relate to retroactive payments that management considers not reflective of the Company’s underlying performance in the comparative period.

(iv)
Income and mining taxes adjustments reflect items such as foreign exchange translation recorded to the income and mining taxes expense, the impact of income and mining taxes on adjusted items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of tax law changes and adjustments to prior period tax filings.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
EBITDA and Adjusted EBITDA
EBITDA is calculated by adjusting net income for finance costs, amortization of property, plant and mine development and income and mining tax expense line items as reported in the Third Quarter Financial Statements.
Adjusted EBITDA removes the effects of certain items that the Company believes are not reflective of the Company’s underlying performance for the reporting period. Adjusted EBITDA is calculated by adjusting the EBITDA calculation for certain non-recurring, unusual and other items such as foreign exchange translation, realized and unrealized gains or losses on derivative financial instruments, severance, non-recurring, unusual and other transaction costs related to acquisitions, revaluation gains and losses, environmental remediation, gains or losses on the disposal of assets, purchase price allocations to inventory, debt extinguishment costs, impairment loss charges and reversals, gains and losses on the sale of equity securities, retroactive payments, self insurance losses, gains and losses on the sale of non-strategic properties, multi-year donations and disposal of supplies inventory at non-operating sites.
The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the cash-generating capability of the Company to fund its working capital, capital expenditure and debt repayments. EBITDA and Adjusted EBITDA are intended to provide investors with information about the Company’s continuing cash-generating capability from its core mining business, excluding the above adjustments, which management believes are not reflective of operational performance. Management uses these measures to, and believes it is useful to investors so they can, understand and monitor the cash-generating capability of the Company in conjunction with other data prepared in accordance with IFRS Accounting Standards.
The following table sets out the calculation of EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2026 and September 30, 2025.
	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Net income for the period	$1,352,874	$1,054,958	$4,648,788	$2,938,400
Finance costs	15,037	24,154	46,832	74,027
Amortization of property, plant and mine development	457,447	429,947	1,300,969	1,223,703
Income and mining tax expense	619,346	520,610	2,205,911	1,448,358
EBITDA	2,444,704	2,029,669	8,202,500	5,684,488
Foreign exchange translation	6,902	(6,559)	26,297	(18,190)
Loss (gain) on derivative financial instruments	12,519	20,242	89,223	(173,881)
Environmental remediation	8,555	2,370	31,629	24,334
Net loss on disposal of property, plant and equipment	10,284	5,719	27,120	17,824
Purchase price allocation to inventory(i)	(17,187)	3,700	(26,613)	6,234
Debt extinguishment costs	—	2,838	—	8,245
Impairment loss(ii)	—	—	—	10,554
Loss on sale of equity securities	—	40,175	—	40,175
Gain on sale of investments	—	—	(155,319)	—
Multi-year donations	—	—	19,369	—
Other(iii)	—	—	—	2,077
Adjusted EBITDA	$2,465,777	$2,098,154	$8,214,206	$5,601,860

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026

Notes:
(i)
As part of the purchase price allocation in a business combination, the Company is required to determine the fair value of net assets acquired. These non-cash fair value adjustments which affected the cost of inventory sold during the period and are not representative of ongoing operations, were removed from net income in the calculation of adjusted net income.

(ii)
Relates to the Company’s ownership percentage of an impairment loss recorded by an associate.

(iii)
Other adjustments relate to retroactive payments that management considers not reflective of the Company’s underlying performance in the comparative period.

Free Cash Flow and Free Cash Flow before Changes in Non-Cash Components of Working Capital
Free cash flow is calculated by deducting additions to property, plant and mine development from the cash provided by operating activities line item as recorded in the Third Quarter Financial Statements.
Free cash flow before changes in non-cash components of working capital is calculated by excluding items such as the effect of changes in non-cash components of working capital from free cash flow, which includes income taxes, inventory, other current assets and accounts payable and accrued liabilities.
The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the Company’s ability to repay creditors and return cash to shareholders without relying on external sources of funding. Free cash flow and free cash flow before changes in non-cash components of working capital also provide investors with information about the Company’s financial position and its ability to generate cash to fund operational and capital requirements as well as return cash to shareholders. Management uses these measures in conjunction with other data prepared in accordance with IFRS Accounting Standards to, and believes it is useful to investors so they can, understand and monitor the cash-generating ability of the Company.
The following table sets out the calculation of free cash flow and free cash flow before changes in non-cash components of working capital for the three and nine months ended September 30, 2026 and September 30, 2025.
	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Cash provided by operating activities	$1,755,015	$1,815,875	$5,245,003	$4,705,609
Additions to property, plant and mine development	(902,801)	(626,330)	(2,325,805)	(1,616,930)
Free cash flow	852,214	1,189,545	2,919,198	3,088,679
Changes in income taxes	(11,082)	(189,741)	991,388	(491,108)
Changes in inventory	235,852	143,052	241,546	165,196
Changes in other current assets	173,186	11,022	202,941	17,784
Changes in accounts payable and accrued liabilities	(193,046)	(118,964)	(377,387)	(194,761)
Free cash flow before changes in non-cash components of working capital	$1,057,124	$1,034,914	$3,977,686	$2,585,790
Net Cash
Net cash is calculated by adjusting the total of the current portion of long-term debt and non-current portion of long-term debt as recorded on the Third Quarter Financial Statements for deferred financing costs and cash and cash equivalents. Management believes the measure of net cash is useful to help investors assess the Company’s overall cash position and to evaluate the future debt capacity of the Company.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
The following table sets out a reconciliation of long-term debt per the Third Quarter Financial Statements to net cash as at September 30, 2026 and December 31, 2025.
	As at September 30, 2026	As at December 31, 2025
Long-term debt	$(197,102)	$(196,271)
Cash and cash equivalents	3,613,125	2,866,053
Net cash	$3,416,023	$2,669,782
Total Cash Costs per Ounce
Total cash costs per ounce is calculated on a per ounce of gold produced basis and is reported either on a by-product basis (deducting the impact of by-product metals from production costs to isolate the cost of producing an ounce of gold) and, where indicated, on a co-product basis (without deducting the impact of by-product metals). Total cash costs per ounce on a by-product basis is calculated by adjusting production costs as recorded in the Third Quarter Financial Statements for (i) the impact of by-products, (ii) inventory production costs, (iii) the impact of purchase price allocation in connection with mergers and acquisitions on inventory accounting, (iv) realized gains and losses on hedges of production costs, (v) in-kind royalty costs, and (vi) smelting, refining and marketing charges and then dividing by the number of ounces of gold produced. For periods commencing on or after January 1, 2026, the Company also adjusts production costs for the NTI Payment (discussed further below), which adjustment only affects this non-GAAP measure only insofar as the measure includes costs from Meadowbank (that is, for Meadowbank, the Nunavut region and the consolidated Company). The Company’s calculation of total cash costs per ounce for other mines and regions that do not include Meadowbank are not affected by this change.
The NTI Payment is the payment to Nunavut Tunngavik Inc. (“NTI”) under the Company’s mineral production lease in respect of the Amaruq mine at Meadowbank, which is a royalty based on net profits, subject to a minimum profit margin (“NTI Payment”). NTI is the body that represents the Inuit of Nunavut under the Nunavut Land Claims Agreement and holds the subsurface mineral rights on certain parcels of Inuit owned land, including at the Amaruq mine. The royalty payments under the mining leases with NTI are based on net profits at the mine, subject to a cap on allowable costs as a percentage of gross revenue. At mines located on lands in Nunavut where the subsurface mineral rights are not held by NTI (whether or not on Inuit owned lands), the Crown holds the subsurface mineral rights and imposes a net profits royalty (the “Crown royalty”) under the Nunavut Mining Regulations (the “NMR”). The Company does not include the Crown royalty in its calculations of total cash costs per ounce and certain other of its non-GAAP measures as the Company classifies these costs as an income tax for financial statement purposes in accordance with IFRS Accounting Standards and income taxes are generally excluded from the calculation of such non-GAAP measures. The Crown royalty is not applicable where NTI is the holder of the subsurface mineral rights. Where NTI is holder of the subsurface mineral rights, the Company instead is required to make the payment under the mining leases with NTI, which the Company views as having similar characteristics to the payments under the Crown royalty. Accordingly, to ensure comparability across the Company’s mines in Nunavut, the Company revised its calculation of such non-GAAP measures to also adjust for the NTI Payment where applicable. In this MD&A, total cash costs per ounce for periods that commenced prior to January 1, 2026 have been calculated using this revised methodology.
Investors should note that total cash costs per ounce are not reflective of all cash expenditures, as they do not include income tax payments, interest costs or dividend payments. Total cash costs per ounce on a co-product basis is calculated in the same manner as the total cash costs per ounce on a by-product basis, except that the impact of by-product metals is not deducted. Accordingly, the calculation of total cash costs per ounce on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production of by-product metals.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
Total cash costs per ounce is intended to provide investors information about the cash-generating capabilities of the Company’s mining operations. Management also uses these measures to, and believes they are helpful to investors so investors can, understand and monitor the performance of the Company’s mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with producing gold and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce on a by-product basis measure allows management and investors to assess a mine’s cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS Accounting Standards and minesite costs per tonne as these measures are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS Accounting Standards. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.
Agnico Eagle’s primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.
Unless otherwise indicated, total cash costs per ounce is reported on a by-product basis. Total cash costs per ounce is reported on a by-product basis because (i) gold is the Company’s primary product and source of substantially all its revenues, (ii) the Company mines ore, which may contain gold, silver, zinc, copper and other metals, and the company believes that isolating the cost of producing gold is a more meaningful measure of operating performance, (iii) it is a method used by management and the Board to monitor operations, and (iv) many other gold producers disclose similar measures on a by-product rather than a co-product basis.
Minesite Costs per Tonne
Minesite costs per tonne are calculated by adjusting production costs as recorded in the Third Quarter Financial Statements for (i) inventory production costs, (ii) in-kind royalty costs, and (iii) smelting, refining and marketing charges, and then dividing by tonnage of ore processed. For periods commencing on or after January 1, 2026, the Company also adjusts production costs for the NTI Payment (as discussed above in “Total Cash Costs per Ounce”), which adjustment only affects minesite costs per tonne at Meadowbank and for the Nunavut region. The Company’s calculation of minesite costs per tonne for other mines and regions other than the Nunavut region are not affected by this change. In this MD&A, minesite costs for periods that commenced prior to January 1, 2026 have been calculated using this revised methodology.
As the total cash costs per ounce can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne is useful to investors in providing additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. For the reasons noted above in respect of revisions to the composition of total cash costs per ounce, for the purposes of calculating this non-GAAP measure, the Company now adjusts production costs for the amount of the NTI Payment. The Company believes that this revision is helpful to both management and investors as it better reflects the cost performance at the Amaruq mine at Meadowbank and makes the reported measure more comparable across all of the Company’s mines. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs and other data prepared in accordance with IFRS Accounting Standards.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
The following table sets out the production costs per minesite for the three and nine months ended September 30, 2026 and September 30, 2025, as presented in the Third Quarter Financial Statements in accordance with IFRS Accounting Standards.
Total Production Costs by Mine
	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
LaRonde	$113,372	$70,785	$314,320	$241,163
Canadian Malartic	133,252	124,353	389,386	359,025
Goldex	40,812	35,956	121,637	108,302
Quebec	287,436	231,094	825,343	708,490
Detour Lake	150,060	151,199	472,060	427,475
Macassa	94,265	48,652	236,996	146,744
Ontario	244,325	199,851	709,056	574,219
Meliadine	90,739	85,662	306,671	282,577
Meadowbank	171,626	163,403	504,882	396,409
Nunavut	262,365	249,065	811,553	678,986
Fosterville	46,800	38,036	143,986	109,094
Australia	46,800	38,036	143,986	109,094
Kittila	73,757	61,762	209,389	172,659
Finland	73,757	61,762	209,389	172,659
Pinos Altos	56,837	55,443	181,538	148,723
Mexico	56,837	55,443	181,538	148,723
Corporate and Other	889	4,070	889	4,070
Production costs per the Third Quarter Financial Statements	$972,409	$839,321	$2,881,754	$2,396,241

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
The following tables set out a reconciliation of total cash costs per ounce (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs for the three and nine months ended September 30, 2026 and September 30, 2025, exclusive of amortization, as presented in the Third Quarter Financial Statements in accordance with IFRS Accounting Standards.
Reconciliation of Production Costs to Total Cash Costs per Ounce by Mine
Three Months Ended September 30, 2026
Mine	Payable gold production (ounces)(i)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(ii)	Realized (gains) and losses on hedges ($)	In-kind royalty and NTI Payment ($)(iii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co-product basis) ($)	Impact of by-product metals ($)	Total cash costs per ounce (by-product basis) ($)
LaRonde	77,250	113,372	1,468	(11,986)	229	—	950	1,328	(26,753)	981
Canadian Malartic	111,202	133,252	1,198	13,233	391	26,009	430	1,559	(5,677)	1,508
Goldex	29,940	40,812	1,363	(2,519)	84	—	1,511	1,332	(12,889)	902
Quebec	218,392	287,436	1,316	(1,272)	704	26,009	2,891	1,446	(45,319)	1,238
Detour Lake	183,118	150,060	819	8	476	11,939	1,114	893	(3,986)	872
Macassa	80,582	94,265	1,170	(3,130)	215	5,586	200	1,205	(1,307)	1,189
Ontario	263,700	244,325	927	(3,122)	691	17,525	1,314	989	(5,293)	969
Meliadine	96,149	90,739	944	12,135	(1,315)	—	(83)	1,055	(893)	1,046
Meadowbank	115,501	171,626	1,486	4,974	(2,360)	(32,886)	(33)	1,224	(5,421)	1,177
Nunavut	211,650	262,365	1,240	17,109	(3,675)	(32,886)	(116)	1,147	(6,314)	1,117
Fosterville	40,090	46,800	1,167	1,472	(652)	—	36	1,189	—	1,189
Australia	40,090	46,800	1,167	1,472	(652)	—	36	1,189	—	1,189
Kittila	59,907	73,757	1,231	(3,416)	20	—	(44)	1,174	(688)	1,162
Finland	59,907	73,757	1,231	(3,416)	20	—	(44)	1,174	(688)	1,162
Pinos Altos	20,273	56,837	2,804	2,955	(578)	—	377	2,939	(17,169)	2,093
Mexico	20,273	56,837	2,804	2,955	(578)	—	377	2,939	(17,169)	2,093
Corporate and Other(iv)	—	889	—	(889)	—	—	—	—	—	—
Consolidated	814,012	972,409	1,193	12,837	(3,490)	10,648	4,458	1,225	(74,783)	1,133

Notes:
(i)
Gold production for the three months ended September 30, 2026 excludes 557 ounces of payable production of gold at La India and 115 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching.

(ii)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the three months ended September 30, 2026 is $17.2 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii)
In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of total cash costs per ounce. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see “Total Cash Costs per Ounce”.

(iv)
Relates to production costs associated with gold sold by non-operating minesites that are excluded from the consolidated cash costs calculation.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
Three Months Ended September 30, 2025
Mine	Payable gold production (ounces)(i)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(ii)	Realized (gains) and losses on hedges ($)	In-kind royalty and NTI Payment ($)(iii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co-product basis) ($)	Impact of by-product metals ($)	Total cash costs per ounce (by-product basis) ($)
LaRonde	81,522	70,785	868	21,049	(57)	—	3,142	1,164	(19,398)	926
Canadian Malartic	156,875	124,353	793	1,470	(306)	28,025	6	979	(3,151)	959
Goldex	29,375	35,956	1,224	2,732	(24)	—	1,018	1,351	(8,072)	1,076
Quebec	267,772	231,094	863	25,251	(387)	28,025	4,166	1,076	(30,621)	962
Detour Lake	176,539	151,199	856	(15,420)	(431)	12,183	1,384	844	(2,205)	831
Macassa	78,832	48,652	617	(184)	(57)	3,878	110	665	(487)	659
Ontario	255,371	199,851	783	(15,604)	(488)	16,061	1,494	788	(2,692)	778
Meliadine	93,836	85,662	913	20,706	(270)	—	(126)	1,129	(158)	1,128
Meadowbank	136,152	163,403	1,200	1,638	(389)	(36,444)	99	942	(2,401)	925
Nunavut	229,988	249,065	1,083	22,344	(659)	(36,444)	(27)	1,019	(2,559)	1,008
Fosterville	34,966	38,036	1,088	(597)	(28)	—	29	1,071	(158)	1,066
Australia	34,966	38,036	1,088	(597)	(28)	—	29	1,071	(158)	1,066
Kittila	57,954	61,762	1,066	(415)	(1,127)	—	(40)	1,038	(139)	1,036
Finland	57,954	61,762	1,066	(415)	(1,127)	—	(40)	1,038	(139)	1,036
Pinos Altos	20,885	55,443	2,655	(1,704)	(560)	—	326	2,562	(13,691)	1,906
Mexico	20,885	55,443	2,655	(1,704)	(560)	—	326	2,562	(13,691)	1,906
Corporate and Other(iv)	—	4,070	—	(4,070)	—	—	—	—	—	—
Consolidated	866,936	839,321	963	25,205	(3,249)	7,642	5,948	1,009	(49,860)	952

Notes:
(i)
Gold production for the three months ended September 30, 2025 excludes 945 ounces of payable production of gold at La India and 189 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching.

(ii)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the three months ended September 30, 2025 is $3.7 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii)
In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of total cash costs per ounce. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see “Total Cash Costs per Ounce”.

(iv)
Relates to production costs associated with gold sold by non-operating minesites that are excluded from the consolidated cash costs calculation.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
Nine Months Ended September 30, 2026
Mine	Payable gold production (ounces)(i)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(ii)	Realized (gains) and losses on hedges ($)	In-kind royalty and NTI Payment ($)(iii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co-product basis) ($)	Impact of by-product metals ($)	Total cash costs per ounce (by-product basis) ($)
LaRonde	240,107	314,320	1,309	(7,318)	(121)	—	5,264	1,300	(75,044)	987
Canadian Malartic	412,661	389,386	944	25,892	(773)	94,295	1,803	1,237	(16,909)	1,196
Goldex	88,589	121,637	1,373	(3,218)	(45)	—	3,934	1,381	(36,776)	965
Quebec	741,357	825,343	1,113	15,356	(939)	94,295	11,001	1,275	(128,729)	1,101
Detour Lake	567,416	472,060	832	(7,652)	(1,653)	47,258	3,262	905	(10,205)	887
Macassa	216,318	236,996	1,096	62	(114)	14,422	307	1,163	(2,577)	1,152
Ontario	783,734	709,056	905	(7,590)	(1,767)	61,680	3,569	976	(12,782)	960
Meliadine	287,496	306,671	1,067	6,798	(1,717)	—	139	1,085	(1,524)	1,080
Meadowbank	329,528	504,882	1,532	2,574	(2,860)	(115,574)	239	1,181	(9,610)	1,152
Nunavut	617,024	811,553	1,315	9,372	(4,577)	(115,574)	378	1,136	(11,134)	1,118
Fosterville	123,545	143,986	1,165	3	(2,674)	—	149	1,145	(466)	1,141
Australia	123,545	143,986	1,165	3	(2,674)	—	149	1,145	(466)	1,141
Kittila	170,403	209,389	1,229	(4,677)	10	—	(113)	1,201	(1,031)	1,195
Finland	170,403	209,389	1,229	(4,677)	10	—	(113)	1,201	(1,031)	1,195
Pinos Altos	58,874	181,538	3,084	(3,883)	(2,323)	—	1,975	3,012	(54,865)	2,080
Mexico	58,874	181,538	3,084	(3,883)	(2,323)	—	1,975	3,012	(54,865)	2,080
Corporate and Other(iv)	—	889	—	(889)	—	—	—	—	—	—
Consolidated	2,494,937	2,881,754	1,155	7,692	(12,270)	40,401	16,959	1,176	(209,007)	1,092

Notes:
(i)
Gold production for the nine months ended September 30, 2026 excludes 1,415 ounces of payable production of gold at La India and 249 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching.

(ii)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the nine months ended September 30, 2026 is $26.6 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii)
In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of total cash costs per ounce. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see “Total Cash Costs per Ounce”.

(iv)
Relates to production costs associated with gold sold by non-operating minesites that are excluded from the consolidated cash costs calculation.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
Nine Months Ended September 30, 2025
Mine	Payable gold production (ounces)(i)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(ii)	Realized (gains) and losses on hedges ($)	In-kind royalty and NTI Payment ($)(iii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co-product basis) ($)	Impact of by-product metals ($)	Total cash costs per ounce (by-product basis) ($)
LaRonde	264,265	241,163	913	18,760	732	—	9,672	1,023	(52,979)	822
Canadian Malartic	489,179	359,025	734	17,706	988	79,745	843	937	(8,680)	919
Goldex	92,509	108,302	1,171	2,418	308	—	3,139	1,234	(21,914)	997
Quebec	845,953	708,490	838	38,884	2,028	79,745	13,654	996	(83,573)	897
Detour Lake	497,649	427,475	859	(13,355)	646	30,266	4,384	903	(4,324)	894
Macassa	252,224	146,744	582	4,591	737	11,488	271	650	(1,662)	643
Ontario	749,873	574,219	766	(8,764)	1,383	41,754	4,655	818	(5,986)	810
Meliadine	282,611	282,577	1,000	14,310	728	—	102	1,053	(855)	1,050
Meadowbank	378,213	396,409	1,048	(1,373)	915	(50,239)	398	915	(4,533)	903
Nunavut	660,824	678,986	1,027	12,937	1,643	(50,239)	500	974	(5,388)	966
Fosterville	128,155	109,094	851	2,824	(28)	—	82	874	(428)	870
Australia	128,155	109,094	851	2,824	(28)	—	82	874	(428)	870
Kittila	162,415	172,659	1,063	1,388	(1,558)	—	(159)	1,061	(433)	1,058
Finland	162,415	172,659	1,063	1,388	(1,558)	—	(159)	1,061	(433)	1,058
Pinos Altos	59,539	148,723	2,498	1,819	(531)	—	894	2,535	(30,814)	2,017
Mexico	59,539	148,723	2,498	1,819	(531)	—	894	2,535	(30,814)	2,017
Corporate and Other(iv)	—	4,070	—	(4,070)	—	—	—	—	—	—
Consolidated	2,606,759	2,396,241	918	45,018	2,937	71,260	19,626	973	(126,622)	924

Notes:
(i)
Gold production for the nine months ended September 30, 2025 excludes 3,614 ounces of payable production of gold at La India and 253 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching.

(ii)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the nine months ended September 30, 2025 is $6.2 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii)
In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of total cash costs per ounce. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see “Total Cash Costs per Ounce”.

(iv)
Relates to production costs associated with gold sold by non-operating minesites that are excluded from the consolidated cash costs calculation.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
Reconciliation of Production Costs to Minesite Costs per Tonne by Mine
Three Months Ended September 30, 2026
Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty and NTI Payment in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde	720	113,372	C$	158,527	C$	220	C$	(18,233)	C$	—	C$	(9,079)	C$	182
Canadian Malartic	4,726	133,252	C$	183,673	C$	39	C$	16,905	C$	36,455	C$	—	C$	50
Goldex	834	40,812	C$	56,992	C$	68	C$	(3,471)	C$	—	C$	—	C$	64
Quebec	6,280	287,436	C$	399,192	C$	64	C$	(4,799)	C$	36,455	C$	(9,079)	C$	67
Detour Lake	5,992	150,060	C$	209,296	C$	35	C$	11	C$	16,712	C$	—	C$	38
Macassa	264	94,265	C$	132,030	C$	500	C$	(4,338)	C$	7,926	C$	—	C$	514
Ontario	6,256	244,325	C$	341,326	C$	55	C$	(4,327)	C$	24,638	C$	—	C$	58
Meliadine	636	90,739	C$	126,779	C$	199	C$	17,197	C$	—	C$	—	C$	226
Meadowbank	1,136	171,626	C$	239,835	C$	211	C$	6,923	C$	(46,241)	C$	—	C$	176
Nunavut	1,772	262,365	C$	366,614	C$	207	C$	24,120	C$	(46,241)	C$	—	C$	194
Fosterville	225	46,800	A$	66,103	A$	294	A$	1,983	A$	—	A$	—	A$	303
Australia	225	46,800	A$	66,103	A$	294	A$	1,983	A$	—	A$	—	A$	303
Kittila	539	73,757		€64,185		€119		€(2,960)		€—		€—		€114
Finland	539	73,757		€64,185		€119		€(2,960)		€—		€—		€114
Pinos Altos	435	56,837		$56,837		$131		$2,378		$—		$—		$136
Mexico	435	56,837		$56,837		$131		$2,378		$—		$—		$136

Notes:
(i)
This inventory adjustment reflects production costs associated with the portion of production still in inventory. Included in inventory adjustments for Canadian Malartic for the three months ended September 30, 2026 is C$22.7 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii)
In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of minesite costs per tonne. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see “Total Cash Costs per Ounce”.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
Three Months Ended September 30, 2025
Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty and NTI Payment in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde	764	70,785	C$	97,569	C$	128	C$	29,130	C$	—	C$	(6,553)	C$	157
Canadian Malartic	5,091	124,353	C$	170,193	C$	33	C$	2,129	C$	38,792	C$	—	C$	41
Goldex	843	35,956	C$	49,637	C$	59	C$	3,761	C$	—	C$	—	C$	63
Quebec	6,698	231,094	C$	317,399	C$	47	C$	35,020	C$	38,792	C$	(6,553)	C$	57
Detour Lake	7,351	151,199	C$	208,932	C$	28	C$	(21,293)	C$	16,856	C$	—	C$	28
Macassa	133	48,652	C$	67,786	C$	510	C$	(382)	C$	5,369	C$	—	C$	547
Ontario	7,484	199,851	C$	276,718	C$	37	C$	(21,675)	C$	22,225	C$	—	C$	37
Meliadine	627	85,662	C$	117,284	C$	187	C$	29,369	C$	—	C$	—	C$	234
Meadowbank	1,177	163,403	C$	225,287	C$	191	C$	2,513	C$	(50,557)	C$	—	C$	151
Nunavut	1,804	249,065	C$	342,571	C$	190	C$	31,882	C$	(50,557)	C$	—	C$	180
Fosterville	198	38,036	A$	58,454	A$	295	A$	(1,171)	A$	—	A$	—	A$	289
Australia	198	38,036	A$	58,454	A$	295	A$	(1,171)	A$	—	A$	—	A$	289
Kittila	558	61,762		€53,023		€95		€(435)		€—		€—		€94
Finland	558	61,762		€53,023		€95		€(435)		€—		€—		€94
Pinos Altos	431	55,443		$55,443		$129		$(2,264)		$—		$—		$123
Mexico	431	55,443		$55,443		$129		$(2,264)		$—		$—		$123

Notes:
(i)
This inventory adjustment reflects production costs associated with the portion of production still in inventory. Included in inventory adjustments for Canadian Malartic for the three months ended September 30, 2025 is C$5.1 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii)
In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of minesite costs per tonne. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see “Total Cash Costs per Ounce”.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
Nine Months Ended September 30, 2026
Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty and NTI Payment in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde	2,209	314,320	C$	435,765	C$	197	C$	(11,091)	C$	—	C$	(27,541)	C$	180
Canadian Malartic	13,820	389,386	C$	536,482	C$	39	C$	34,364	C$	130,631	C$	—	C$	51
Goldex	2,464	121,637	C$	168,626	C$	68	C$	(4,414)	C$	—	C$	—	C$	67
Quebec	18,493	825,343	C$	1,140,873	C$	62	C$	18,859	C$	130,631	C$	(27,541)	C$	68
Detour Lake	20,045	472,060	C$	652,982	C$	33	C$	(10,247)	C$	65,541	C$	—	C$	35
Macassa	649	236,996	C$	329,167	C$	507	C$	540	C$	20,325	C$	—	C$	539
Ontario	20,694	709,056	C$	982,149	C$	47	C$	(9,707)	C$	85,866	C$	—	C$	51
Meliadine	1,842	306,671	C$	424,263	C$	230	C$	10,045	C$	—	C$	—	C$	236
Meadowbank	3,248	504,882	C$	699,331	C$	215	C$	3,996	C$	(159,833)	C$	—	C$	167
Nunavut	5,090	811,553	C$	1,123,594	C$	221	C$	14,041	C$	(159,833)	C$	—	C$	192
Fosterville	645	143,986	A$	207,030	A$	321	A$	(1,123)	A$	—	A$	—	A$	319
Australia	645	143,986	A$	207,030	A$	321	A$	(1,123)	A$	—	A$	—	A$	319
Kittila	1,570	209,389		€180,361		€115		€(3,849)		€—		€—		€112
Finland	1,570	209,389		€180,361		€115		€(3,849)		€—		€—		€112
Pinos Altos	1,304	181,538		$181,538		$139		$(6,205)		$—		$—		$134
Mexico	1,304	181,538		$181,538		$139		$(6,205)		$—		$—		$134

Notes:
(i)
This inventory adjustment reflects production costs associated with the portion of production still in inventory. Included in inventory adjustments for Canadian Malartic for the nine months ended September 30, 2026 is C$35.7 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii)
In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of minesite costs per tonne. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see “Total Cash Costs per Ounce”

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
Nine Months Ended September 30, 2025
Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty and NTI Payment in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde	2,113	241,163	C$	337,363	C$	160	C$	25,945	C$	—	C$	(19,756)	C$	163
Canadian Malartic	14,919	359,025	C$	498,804	C$	33	C$	24,333	C$	111,462	C$	—	C$	43
Goldex	2,454	108,302	C$	151,393	C$	62	C$	3,196	C$	—	C$	—	C$	63
Quebec	19,486	708,490	C$	987,560	C$	51	C$	53,474	C$	111,462	C$	(19,756)	C$	58
Detour Lake	20,817	427,475	C$	596,968	C$	29	C$	(18,952)	C$	42,298	C$	—	C$	30
Macassa	424	146,744	C$	205,250	C$	484	C$	6,264	C$	16,061	C$	—	C$	537
Ontario	21,241	574,219	C$	802,218	C$	38	C$	(12,688)	C$	58,359	C$	—	C$	40
Meliadine	1,730	282,577	C$	394,138	C$	228	C$	18,509	C$	—	C$	—	C$	239
Meadowbank	2,906	396,409	C$	550,901	C$	190	C$	(2,594)	C$	(69,787)	C$	—	C$	165
Nunavut	4,636	678,986	C$	945,039	C$	204	C$	15,915	C$	(69,787)	C$	—	C$	192
Fosterville	549	109,094	A$	168,621	A$	307	A$	4,145	A$	—	A$	—	A$	315
Australia	549	109,094	A$	168,621	A$	307	A$	4,145	A$	—	A$	—	A$	315
Kittila	1,562	172,659		€154,529		€99		€199		€—		€—		€99
Finland	1,562	172,659		€154,529		€99		€199		€—		€—		€99
Pinos Altos	1,252	148,723		$148,723		$119		$1,288		$—		$—		$120
Mexico	1,252	148,723		$148,723		$119		$1,288		$—		$—		$120

Notes:
(i)
This inventory adjustment reflects production costs associated with the portion of production still in inventory. Included in inventory adjustments for Canadian Malartic for the nine months ended September 30, 2025 is C$8.7 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii)
In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of minesite costs per tonne. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see “Total Cash Costs per Ounce”.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
All-in Sustaining Costs per Ounce
All-in sustaining costs per ounce (also referred to as “AISC per ounce”) on a by-product basis is calculated as the aggregate of (i) total cash costs on a by-product basis, (ii) sustaining capital expenditures (including capitalized exploration), (iii) general and administrative expenses (including stock option expense), (iv) lease payments related to sustaining assets and (v) reclamation expenses, each as measured on a per ounce of production basis. These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. AISC per ounce on a co-product basis is calculated in the same manner as AISC per ounce on a by-product basis, except that the total cash costs on a co-product basis are used, meaning the impact of by-product metals is not deducted. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments, nor does it include non-cash expenditures, such as depreciation and amortization. In this MD&A, unless otherwise indicated, all-in sustaining costs per ounce is reported on a by-product basis (see “Total Cash Costs per Ounce” for a discussion of regarding the Company’s use of by-product basis reporting). For periods commencing on or after January 1, 2026, the Company revised the composition of certain of its non-GAAP performance measures, including “all-in sustaining costs per ounce”, to adjust for the NTI Payments, that is, payments made to NTI under the Company’s mineral production leases in respect of the Amaruq mine at Meadowbank. This revised composition aligns with changes made to the calculation of “total cash costs per ounce”, discussed above in “Total Cash Costs per Ounce”. For the reasons outlined above in respect of the change to the composition of “total cash costs per ounce”, the Company believes that this revision to the composition of AISC per ounce is helpful to both management and investors as it better reflects the cost performance at the Amaruq mine at Meadowbank and conforms the calculations of costs used across all of the Company’s mines.
Management believes that AISC per ounce is useful to investors as it reflects total sustaining expenditures of producing and selling an ounce of gold while maintaining current operations and, as such, provides useful information about operating performance. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of AISC per ounce on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS Accounting Standards and minesite costs per tonne, as this measure is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS Accounting Standards.
The Company follows the guidance on calculation of AISC per ounce released by the World Gold Council (“WGC”) in 2018, except in respect of its treatment of the NTI Payment at Meadowbank. As discussed above, the Company views the NTI Payments as having similar characteristics to the Crown royalty, which is treated as income tax under IFRS Accounting Standards and therefore excluded from the Company’s AISC calculations. The WGC is a non-regulatory market development organization for the gold industry that has worked closely with its member companies to develop guidance in respect of relevant non-GAAP measures. Notwithstanding the Company’s adoption of the WGC’s guidance, AISC per ounce reported by the Company may not be comparable to data reported by other gold mining companies.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce for the three and nine months ended September 30, 2026 and September 30, 2025 on both a by-product basis (deducting the impact of by-product metals from production costs) and a co-product basis (without deducting the impact of by-product metals from production costs).
Reconciliation of Production Costs to All-in Sustaining Costs per Ounce
	Three Months Ended September 30,		Nine Months Ended September 30,
(United States dollars per ounce, except where noted)	2026	2025	2026	2025
Production costs per the Third Quarter Financial Statements	$972,409	$839,321	$2,881,754	$2,396,241
Less: Production costs from non-operating minesites	(889)	(4,070)	(889)	(4,070)
Adjusted production costs	971,520	835,251	2,880,865	2,392,171
Gold production (ounces)(i)	814,012	866,936	2,494,937	2,606,759
Production costs per ounce	$1,193	$963	$1,155	$918
Adjustments:
Inventory adjustments(ii)	17	33	3	18
In-kind royalty and NTI Payments(iii)	13	9	16	28
Realized gains and losses on hedges of production costs	(4)	(4)	(5)	1
Smelting, refining and marketing charges	6	8	7	8
Total cash costs per ounce (co-product basis)	$1,225	$1,009	$1,176	$973
Impact of by-product metals	(92)	(57)	(84)	(49)
Total cash costs per ounce (by-product basis)	$1,133	$952	$1,092	$924
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	360	282	296	250
General and administrative expenses (including stock option expense)	86	78	83	71
Non-cash reclamation provision and sustaining leases(iv)	69	19	58	17
All-in sustaining costs per ounce (by-product basis)	$1,648	$1,331	$1,529	$1,262
Impact of by-product metals	92	57	84	49
All-in sustaining costs per ounce (co-product basis)	$1,740	$1,388	$1,613	$1,311

Notes:
(i)
Gold production for the three and nine months ended September 30, 2026 excludes 557 and 1,415 ounces of payable production of gold at La India and 115 and 249 ounces of payable production of gold at Creston Mascota, respectively, which were produced from residual leaching. Gold production for the three and nine months ended September 30, 2025 excludes 945 and 3,614 ounces of payable production of gold at La India and 189 and 253 ounces of payable production of gold at Creston Mascota, respectively, which were produced from residual leaching, as well as 2,442 ounces of gold recovered at Hope Bay for the three and nine months ended September 30, 2025.

(ii)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the three and nine months ended September 30, 2026 is $17.2 and $26.6 million, respectively, associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold. Included in inventory adjustments for Canadian Malartic for the three and nine months ended September 30, 2025 is $3.7 and $6.2 million, respectively, associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii)
In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
Accounting Standards and added back in the calculation of all-in sustaining costs per ounce. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see “All-in Sustaining Costs per Ounce”.
(iv)
Sustaining leases are lease payments related to sustaining assets.

Capital Expenditures
Capital expenditures are calculated by deducting working capital adjustments from additions to property, plant and mine development per the Third Quarter Financial Statements.
Capital expenditures are classified into sustaining capital expenditures, sustaining capitalized exploration, development capital expenditures and development capitalized exploration. Sustaining capital expenditures and sustaining capitalized exploration are expenditures incurred during the production phase to sustain and maintain existing assets so they can achieve constant expected levels of production from which the Company will derive economic benefits. Sustaining capital expenditures and sustaining capitalized exploration include expenditure for assets to retain their existing productive capacity as well as to enhance performance and reliability of the operations. Development capital expenditures and development capitalized exploration represent the spending at new projects and/or expenditures at existing operations that are undertaken with the intention to increase production levels or mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments. Management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures split between sustaining and development in each reporting period. The classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS Accounting Standards and other companies may classify expenditures in a different manner.
The following table sets out a reconciliation of sustaining capital expenditures, sustaining capitalized exploration, development capital expenditures and development capitalized exploration to the additions to property, plant and mine development per the Third Quarter Financial Statements for the three and nine months ended September 30, 2026 and September 30, 2025.
	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Sustaining capital expenditures	$287,233	$240,619	$720,775	$642,295
Sustaining capitalized exploration	8,940	6,373	23,170	16,335
Development capital expenditures	560,822	316,054	1,315,386	728,924
Development capitalized exploration	64,171	80,809	236,365	213,488
Total Capital Expenditures	$921,166	$643,855	$2,295,696	$1,601,042
Working capital adjustments	(18,365)	(17,525)	30,109	15,888
Additions to property, plant and mine development per the Third Quarter Financial Statements	$902,801	$626,330	$2,325,805	$1,616,930

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
The following table sets out a reconciliation of sustaining capital expenditures and development capital expenditures per minesite to the additions to property, plant and mine development per the Third Quarter Financial Statements for the three and nine months ended September 30, 2026 and September 30, 2025.
Sustaining Capital Expenditures and Development Capital Expenditures
	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
LaRonde	$23,445	$18,306	$60,888	$58,210
Canadian Malartic	17,382	34,905	64,793	89,255
Goldex	8,536	11,812	28,798	39,244
Quebec	49,363	65,023	154,479	186,709
Detour Lake	95,740	59,473	212,767	159,072
Macassa	13,774	13,679	47,000	33,156
Ontario	109,514	73,152	259,767	192,228
Meliadine	30,221	25,275	68,387	57,777
Meadowbank	46,783	40,104	93,676	97,632
Nunavut	77,004	65,379	162,063	155,409
Fosterville	23,918	16,000	72,358	44,615
Australia	23,918	16,000	72,358	44,615
Kittila	15,805	17,096	51,546	47,704
Finland	15,805	17,096	51,546	47,704
Pinos Altos	17,115	7,892	38,695	25,088
Mexico	17,115	7,892	38,695	25,088
Other(i)	3,454	2,450	5,037	6,877
Sustaining capital expenditures	$296,173	$246,992	$743,945	$658,630
LaRonde	$23,453	$18,939	$65,486	$54,032
Canadian Malartic	103,990	85,849	319,693	217,616
Goldex	11,846	6,712	30,174	13,418
Quebec	139,289	111,500	415,353	285,066
Detour Lake	102,745	85,422	268,005	215,484
Macassa	50,029	32,090	132,359	93,008
Ontario	152,774	117,512	400,364	308,492
Meliadine	36,251	32,473	83,225	68,078
Meadowbank	21,825	12,608	41,387	15,289
Hope Bay	183,338	—	371,863	—
Nunavut	241,414	45,081	496,475	83,367
Fosterville	16,092	11,001	35,337	31,174
Australia	16,092	11,001	35,337	31,174
Kittila	1,886	2,176	9,189	5,122
Finland	1,886	2,176	9,189	5,122
Pinos Altos	5,470	1,010	11,146	3,949
San Nicolás	8,933	2,566	16,129	6,613
Mexico	14,403	3,576	27,275	10,562
Other(i)	59,135	106,017	167,758	218,629
Development capital expenditures	$624,993	$396,863	$1,551,751	$942,412
Total capital expenditures	$921,166	$643,855	$2,295,696	$1,601,042
Working capital adjustments	(18,365)	(17,525)	30,109	15,888
Additions to property, plant and mine development per the Third Quarter Financial Statements	$902,801	$626,330	$2,325,805	$1,616,930

Note:
(i)
Other projects are not segregated by region and can include projects in Canada, Australia, Finland, Mexico and other countries.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
NOTE TO INVESTORS CONCERNING FORWARD-LOOKING INFORMATION
Certain statements in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward-looking statements. When used in this MD&A, the words “achieve”, “aim”, “anticipate”, “commit”, “could”, “envisions”, “estimate”, “expect”, “forecast”, “future”, “guide”, “objective”, “plan”, “potential”, “schedule”, “target”, “track”, “will”, and similar expressions are intended to identify forward-looking statements.
Such statements include the Company’s forward-looking guidance, including metal production, estimated ore grades, recovery rates, project timelines, drilling targets or results, life of mine estimates, total cash costs per ounce, AISC per ounce, other expenses and cash flows; the potential for additional gold production at the Company’s sites, including the potential to increase annual gold production by 20% to 30% over the next decade, exceeding four million ounces of annual gold production by the 2030s; the estimated timing and conclusions of the Company’s studies and evaluations; the methods by which ore will be extracted or processed; the Company’s plans at Detour Lake underground, Upper Beaver, Odyssey, Hope Bay and San Nicolás, including the approval, timing, funding, completion and commissioning thereof and various projects at such sites and the commencement of production therefrom; statements concerning the Company’s “fill-the-mill” strategy at Canadian Malartic; statements regarding the rock mass movement at the Barnat open pit’s effect on production; statements regarding the remediation plan and redesign at the Barnat open pit; statements regarding the effect of the rock mass movement on the development or production outlook at the Odyssey mine or change to the Company’s pathway to increase annual production at Canadian Malartic; statements concerning other expansion projects, recovery rates, mill throughput, optimization efforts and projected exploration, including costs and other estimates upon which such projections are based; timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, the expected conversion of mineral resources to mineral reserves; mineral production and sales; the projected development of certain ore deposits, including estimates of exploration, development, production, closure and other capital expenditures and estimates of the timing of such exploration, development, production and closure or decisions with respect to such exploration, development, production and closure; estimates of mineral reserves and mineral resources and the effect of drill results and studies on future mineral reserves and mineral resources; the Company’s ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations, and the anticipated timing or submission or receipt thereof; future exploration; the anticipated timing of events with respect to the Company’s mine sites; the Company’s plans and strategies with respect to sustainability initiatives; the sufficiency of the Company’s cash resources; the Company’s plans with respect to hedging and the effectiveness of its hedging strategies and the economic impact thereof; future activity with respect to the Company’s unsecured revolving bank credit facility and other indebtedness; plans with respect to offering securities pursuant to the base shelf prospectus; future dividend amounts, record dates and payment dates, including the Company’s anticipated return of more than 50% of free cash flow to shareholders through dividends and share repurchases in 2026; plans with respect to activity under the NCIB; statements regarding potential payments under the contingent value rights; the effect of tariffs, trade restrictions and the effect of geopolitical events on the Company, whether through availability of inputs or inflation; and anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this MD&A and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
analysis for the year ended December 31, 2025 (the “2025 MD&A”) and the Company’s Annual Information Form (the “AIF”) for the year ended December 31, 2025 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2025 (the “Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp-up of operations at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the Company’s plans for its mining operations are not changed or amended in a material way; that the relevant metal prices, foreign exchange rates and prices for key mining and construction inputs (including labour and electricity) will be consistent with Agnico Eagle’s expectations; that the effect of tariffs or trade disputes will not materially affect the price or availability of the inputs the Company uses at its operations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company’s operations at LaRonde, Goldex, Fosterville and other properties is as expected by the Company and that the Company’s efforts to mitigate its effect on mining operations, including with respect to community relations, are successful; that the Company’s current plans to address climate change and reduce greenhouse gas emissions are successful; that the Company’s current plans to optimize production are successful; that there are no material variations in the current tax and regulatory environment; that governments, the Company or others do not take measures in response to pandemics or other health emergencies or otherwise that, individually or in the aggregate, materially affect the Company’s ability to operate its business or its productivity; and that measures taken relating to, or other effects of, pandemics or other health emergencies do not affect the Company’s ability to obtain necessary supplies and deliver them to its mine sites.
Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; inflationary pressures; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company’s operations, including at LaRonde, Goldex and Fosterville; mining risks; community protests, including by Indigenous groups; risks associated with foreign operations; risks associated with joint ventures; governmental and environmental regulation; the volatility of the Company’s stock price; risks associated with the Company’s currency, fuel and by-product metal derivative strategies; the current interest rate environment; the potential for major economies to encounter a slowdown in economic activity or a recession; the potential for increased conflict or hostilities in various regions, including Europe, South America and the Middle East; and the extent and manner of communicable diseases or outbreaks, and measures taken by governments, the Company or others to attempt to mitigate the spread thereof may directly or indirectly affect the Company.
For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A, see the AIF and 2025 MD&A filed on SEDAR+ at www.sedarplus.ca and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.
NOTE TO INVESTORS REGARDING CERTAIN PROJECT EVALUATIONS
The forecast parameters surrounding certain projects, including Hope Bay, were based on internal evaluations, which are preliminary in nature and include inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the forecast production amounts will be realized.
The basis for the internal evaluations and the qualifications and assumptions made by the qualified persons who undertook the internal evaluations are set out in the Company’s news release dated May 19, 2026

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
regarding the positive production decision regarding Hope Bay. The results of the internal evaluations had no impact on the results of any pre-feasibility or feasibility study.
SCIENTIFIC AND TECHNICAL INFORMATION
The scientific and technical information set out in this MD&A relating to Nunavut, Quebec and Finland operations has been approved by Dominique Girard, Eng., Executive Vice-President & Chief Operating Officer — Nunavut, Quebec & Europe; relating to Ontario, Australia and Mexico operations has been approved by Natasha Vaz, P.Eng., Executive Vice-President & Chief Operating Officer — Ontario, Australia & Mexico; relating to exploration has been approved by Guy Gosselin, Eng. and P.Geo., Executive Vice-President, Exploration; and relating to mineral reserves and mineral resources has been approved by Dyane Duquette, P.Geo., Vice-President, Mineral Resources Management, each of whom is a “Qualified Person” for the purposes of NI 43-101.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
Summary of Operations Key Performance Indicators
	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Net income — key line items:
Revenue from mining operations
LaRonde	$404,180	$291,011	$1,179,696	$881,171
Canadian Malartic	485,326	543,870	1,837,946	1,463,134
Goldex	144,311	108,124	449,784	319,373
Quebec	1,033,817	943,005	3,467,426	2,663,678
Detour Lake	799,036	653,283	2,615,702	1,642,343
Macassa	359,982	282,208	960,899	778,101
Ontario	1,159,018	935,491	3,576,601	2,420,444
Meliadine	370,665	267,332	1,265,147	880,138
Meadowbank	477,684	476,831	1,499,644	1,216,631
Nunavut	848,349	744,163	2,764,791	2,096,769
Fosterville	166,595	142,448	554,922	406,122
Australia	166,595	142,448	554,922	406,122
Kittila	269,371	190,208	785,061	519,238
Finland	269,371	190,208	785,061	519,238
Pinos Altos	99,702	88,586	330,734	221,999
Mexico	99,702	88,586	330,734	221,999
Corporate and Other	6,757	15,628	6,481	15,628
Revenues from mining operations	$3,583,609	$3,059,529	$11,486,016	$8,343,878
Production costs	972,409	839,321	2,881,754	2,396,241
Amortization of property, plant and mine development	457,447	429,947	1,300,969	1,223,703
Gross profit	2,153,753	1,790,261	7,303,293	4,723,934
Exploration, corporate and other	181,533	214,693	448,594	337,176
Income before income and mining taxes	1,972,220	1,575,568	6,854,699	4,386,758
Income and mining taxes expense	619,346	520,610	2,205,911	1,448,358
Net income for the period	$1,352,874	$1,054,958	$4,648,788	$2,938,400
Net income per share — basic	$2.67	$2.10	$9.25	$5.85
Net income per share — diluted	$2.67	$2.10	$9.24	$5.83
Cash flows:
Cash provided by operating activities	$1,755,015	$1,815,875	$5,245,003	$4,705,609
Cash used in investing activities	$(1,155,049)	$(288,064)	$(3,109,491)	$(1,548,940)
Cash used in financing activities	$(449,795)	$(732,120)	$(1,385,162)	$(1,734,241)
Realized prices:
Gold (per ounce)	$4,264	$3,476	$4,537	$3,221
Silver (per ounce)	$60.34	$43.43	$69.45	$37.80
Zinc (per tonne)	$3,689	$2,694	$3,482	$2,728
Copper (per tonne)	$14,688	$10,190	$14,399	$9,696

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Payable production(i):
Gold (ounces):
LaRonde	77,250	81,522	240,107	264,265
Canadian Malartic	111,202	156,875	412,661	489,179
Goldex	29,940	29,375	88,589	92,509
Quebec	218,392	267,772	741,357	845,953
Detour Lake	183,118	176,539	567,416	497,649
Macassa	80,582	78,832	216,318	252,224
Ontario	263,700	255,371	783,734	749,873
Meliadine	96,149	93,836	287,496	282,611
Meadowbank	115,501	136,152	329,528	378,213
Nunavut	211,650	229,988	617,024	660,824
Fosterville	40,090	34,966	123,545	128,155
Australia	40,090	34,966	123,545	128,155
Kittila	59,907	57,954	170,403	162,415
Finland	59,907	57,954	170,403	162,415
Pinos Altos	20,273	20,885	58,874	59,539
Mexico	20,273	20,885	58,874	59,539
Total gold (ounces)	814,012	866,936	2,494,937	2,606,759
Silver (thousands of ounces)	606	630	1,860	1,843
Zinc (tonnes)	1,809	1,924	3,928	6,051
Copper (tonnes)	1,521	1,468	4,582	4,013
Payable metal sold(ii):
Gold (ounces):
LaRonde	89,161	77,224	248,700	256,641
Canadian Malartic	113,581	157,228	399,512	452,721
Goldex	31,052	28,479	91,895	92,339
Quebec	233,794	262,931	740,107	801,701
Detour Lake	186,292	188,008	572,711	509,522
Macassa	84,151	81,330	211,667	241,475
Ontario	270,443	269,338	784,378	750,997
Meliadine	86,637	76,739	277,981	274,197
Meadowbank	110,826	136,974	328,287	379,548
Nunavut	197,463	213,713	606,268	653,745
Fosterville	39,015	41,300	123,015	125,800
Australia	39,015	41,300	123,015	125,800
Kittila	62,821	55,000	173,721	162,000
Finland	62,821	55,000	173,721	162,000
Pinos Altos	19,907	21,734	61,493	59,573
Mexico	19,907	21,734	61,493	59,573
Corporate and Other	1,641	4,547	1,258	4,547
Total gold (ounces)	825,084	868,563	2,490,240	2,558,363
Silver (thousands of ounces)	698	653	1,888	1,754
Zinc (tonnes)	1,351	1,977	3,688	6,180
Copper (tonnes)	1,512	1,438	4,609	3,998

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026

Notes:
(i)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. For the three months ended September 30, 2026 and September 30, 2025, it excludes 557 ounces of gold and 945 ounces of gold produced at La India respectively and 115 ounces of gold and 189 ounces of gold produced at Creston Mascota respectively. For the nine months ended September 30, 2026 and September 30, 2025, it excludes 1,415 ounces of gold and 3,614 ounces of gold produced at La India respectively, and 249 ounces of gold and 253 ounces of gold produced at Creston Mascota respectively.

(ii)
Payable metals sold from Canadian Malartic, Detour Lake and Macassa exclude the in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines. For the nine months ended September 30, 2025, payable metals sold excludes 2,500 ounces of gold from La India.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2026
Summarized Quarterly Data
	Three months ended
	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026	June 30, 2026	September 30, 2026
Revenues from mining operations	$2,223,700	$2,468,248	$2,816,101	$3,059,529	$3,563,973	$4,099,589	$3,802,818	$3,583,609
Production costs	746,858	767,733	789,187	839,321	944,443	955,587	953,758	972,409
Amortization of property, plant and mine development	388,217	416,800	376,956	429,947	421,594	420,266	423,256	457,447
Gross profit	1,088,625	1,283,715	1,649,958	1,790,261	2,197,936	2,723,736	2,425,804	2,153,753
Impairment reversal	—	—	—	—	(229,000)	—	—	—
Exploration, corporate and other	306,114	89,144	33,339	214,693	109,783	164,112	102,949	181,533
Income before income and mining taxes	782,511	1,194,571	1,616,619	1,575,568	2,317,153	2,559,624	2,322,855	1,972,220
Income and mining taxes expense	273,256	379,840	547,908	520,610	794,092	864,163	722,402	619,346
Net income for the period	$509,255	$814,731	$1,068,711	$1,054,958	$1,523,061	$1,695,461	$1,600,453	$1,352,874
Net income per share — basic	$1.02	$1.62	$2.13	$2.10	$3.04	$3.39	$3.19	$2.67
Net income per share — diluted	$1.01	$1.62	$2.12	$2.10	$3.04	$3.38	$3.17	$2.67
Cash flows:
Cash provided by operating activities	$1,131,849	$1,044,246	$1,845,488	$1,815,875	$2,111,504	$1,345,868	$2,144,120	$1,755,015

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)
(Unaudited)
	As at September 30, 2026	As at December 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	$3,613,125	$2,866,053
Inventories	1,898,882	1,698,830
Fair value of derivative financial instruments (Notes 6 and 15)	1,817	34,428
Other current assets (Note 7A)	656,275	394,631
Total current assets	6,170,099	4,993,942
Non-current assets:
Goodwill	4,157,672	4,157,672
Property, plant and mine development (Note 8)	26,195,919	22,850,540
Investments (Notes 6, 9 and 15)	1,381,101	1,508,252
Other assets (Note 7B)	1,222,228	960,885
Total assets	$39,127,019	$34,471,291
LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$1,537,428	$1,033,444
Share based liabilities	38,225	31,722
Income taxes payable	296,177	1,226,347
Reclamation provision	232,758	144,537
Lease obligations	43,400	30,480
Fair value of derivative financial instruments (Notes 6 and 15)	95,969	5,676
Total current liabilities	2,243,957	2,472,206
Non-current liabilities:
Long-term debt (Note 10)	197,102	196,271
Reclamation provision	1,169,682	1,318,476
Lease obligations	87,576	94,719
Share based liabilities	18,474	23,921
Deferred income and mining tax liabilities	5,608,895	5,373,013
Other liabilities	184,488	250,221
Total liabilities	9,510,174	9,728,827
EQUITY
Common shares (Note 11):
Outstanding — 505,999,563 common shares issued, less 453,082 shares held in trust	20,165,616	18,699,862
Stock options (Notes 11 and 12)	167,601	166,775
Retained earnings	9,055,369	5,463,906
Other reserves (Note 13)	228,259	411,921
Total equity	29,616,845	24,742,464
Total liabilities and equity	$39,127,019	$34,471,291
Commitments and contingencies (Note 18)
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME
(thousands of United States dollars, except per share amounts)
(Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
REVENUES
Revenues from mining operations (Note 14)	$3,583,609	$3,059,529	$11,486,016	$8,343,878
COST OF SALES
Production costs	972,409	839,321	2,881,754	2,396,241
Amortization of property, plant and mine development	457,447	429,947	1,300,969	1,223,703
Gross profit	2,153,753	1,790,261	7,303,293	4,723,934
EXPENSES (INCOME)
Exploration and corporate development	77,117	59,630	191,204	153,535
General and administrative	69,555	67,761	205,353	186,360
Finance costs	15,037	24,154	46,832	74,027
Loss (gain) on derivative financial instruments (Note 15)	12,519	20,242	89,223	(173,881)
Foreign exchange translation	6,902	(6,559)	26,297	(18,190)
Care and maintenance	6,192	17,866	44,063	47,449
Gain on sale of investments (Note 16)	—	—	(155,319)	—
Other income and expenses (Note 16)	(5,789)	31,599	941	67,876
Income before income and mining taxes	1,972,220	1,575,568	6,854,699	4,386,758
Income and mining taxes expense	619,346	520,610	2,205,911	1,448,358
Net income for the period	$1,352,874	$1,054,958	$4,648,788	$2,938,400
Net income per share — basic (Note 11)	$2.67	$2.10	$9.25	$5.85
Net income per share — diluted (Note 11)	$2.67	$2.10	$9.24	$5.83
Cash dividends declared per common share	$0.45	$0.40	$1.35	$1.20
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(thousands of United States dollars)
(Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Net income for the period	$1,352,874	$1,054,958	$4,648,788	$2,938,400
Other comprehensive income:
Items that may be subsequently reclassified to net income:
Derivative financial instruments (Note 13):
Reclassified from the cash flow hedge reserve to net income	294	294	882	882
	294	294	882	882
Items that will not be subsequently reclassified to net income:
Pension benefit obligations:
Remeasurement loss on pension benefit obligations	(42)	(43)	(126)	(129)
Income tax impact	11	11	33	33
Equity securities (Note 13):
Net change in fair value of equity securities	85,308	247,802	54,249	496,678
Income tax impact	(12,992)	(36,221)	20,295	(67,975)
	72,285	211,549	74,451	428,607
Other comprehensive income for the period	72,579	211,843	75,333	429,489
Comprehensive income for the period	$1,425,453	$1,266,801	$4,724,121	$3,367,889
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)
(Unaudited)
	Common Shares Outstanding		Stock Options	Retained Earnings	Other Reserves	Total Equity
	Shares	Amount
Balance at December 31, 2024	501,729,505	$18,675,660	$172,145	$2,026,242	$(41,147)	$20,832,900
Net income	—	—	—	2,938,400	—	2,938,400
Other comprehensive (loss) income:	—	—	—	(96)	429,585	429,489
Total comprehensive income	—	—	—	2,938,304	429,585	3,367,889
Transfer of gain on disposal of equity securities to retained earnings, net of tax (Notes 9 and 13)	—	—	—	227,199	(227,199)	—
Transactions with owners:
Shares issued under employee stock option plan (Notes 11 and 12)	1,312,067	87,065	(14,808)	—	—	72,257
Stock options (Notes 11 and 12)	—	—	8,232	—	—	8,232
Shares issued under incentive share purchase plan	372,149	46,848	—	—	—	46,848
Shares issued under dividend reinvestment plan	516,115	59,356	—	—	—	59,356
Share cancellations (Note 11)	(2,096,432)	(80,626)	—	(221,293)	—	(301,919)
Dividends declared ($1.20 per share)	—	—	—	(602,028)	—	(602,028)
Restricted Share Unit plan (“RSU”), Performance Share Unit plan (“PSU”) and Long Term Incentive Plan (“LTIP”) (Notes 11 and 12)	213,158	23,922	—	—	—	23,922
Balance at September 30, 2025	502,046,562	$18,812,225	$165,569	$4,368,424	$161,239	$23,507,457
Balance at December 31, 2025	500,046,600	$18,699,862	$166,775	$5,463,906	$411,921	$24,742,464
Net income	—	—	—	4,648,788	—	4,648,788
Other comprehensive (loss) income	—	—	—	(93)	75,426	75,333
Total comprehensive income	—	—	—	4,648,695	75,426	4,724,121
Transfer of gain on disposal of equity securities to retained earnings, net of tax (Notes 9 and 13)	—	—	—	259,088	(259,088)	—
Transactions with owners:
Shares issued under employee stock option plan (Notes 11 and 12)	551,930	43,216	(6,807)	—	—	36,409
Stock options (Notes 11 and 12)	—	—	7,633	—	—	7,633
Shares issued on acquisition of Rupert Resources Ltd. (Note 5)	8,224,116	1,434,367	—	—	—	1,434,367
Shares issued under incentive share purchase plan	320,411	56,548	—	—	—	56,548
Shares issued under dividend reinvestment plan	330,737	62,575	—	—	—	62,575
Share cancellations (Note 11)	(4,196,031)	(160,718)	—	(638,822)	—	(799,540)
Dividends declared ($1.35 per share)	—	—	—	(677,498)	—	(677,498)
RSU, PSU and LTIP (Notes 11 and 12)	268,718	29,766	—	—	—	29,766
Balance at September 30, 2026	505,546,481	$20,165,616	$167,601	$9,055,369	$228,259	$29,616,845
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)
(Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
OPERATING ACTIVITIES
Net income for the period	$1,352,874	$1,054,958	$4,648,788	$2,938,400
Add (deduct) adjusting items:
Amortization of property, plant and mine development	457,447	429,947	1,300,969	1,223,703
Deferred income and mining taxes	105,775	64,616	264,595	74,341
Unrealized loss (gain) on currency and commodity derivatives (Note 15)	8,577	50,343	125,619	(99,455)
Unrealized gain on warrants (Note 15)	(217)	(25,613)	(6,910)	(87,044)
Stock-based compensation (Note 12)	31,492	37,913	78,118	86,695
Foreign exchange translation	6,902	(6,559)	26,297	(18,190)
Gain on sale of investments (Note 16)	—	—	(155,319)	—
Other	(2,925)	55,639	21,334	84,270
Changes in non-cash working capital balances:
Income taxes	11,082	189,741	(991,388)	491,108
Inventories	(235,852)	(143,052)	(241,546)	(165,196)
Other current assets	(173,186)	(11,022)	(202,941)	(17,784)
Accounts payable and accrued liabilities	193,046	118,964	377,387	194,761
Cash provided by operating activities	1,755,015	1,815,875	5,245,003	4,705,609
INVESTING ACTIVITIES
Additions to property, plant and mine development (Note 8)	(902,801)	(626,330)	(2,325,805)	(1,616,930)
Purchase of O3 Mining, net of cash and cash equivalents acquired	—	—	—	(121,960)
Purchase of Central Lapland properties, net of cash and cash equivalents acquired (Note 5)	—	—	(578,408)	—
Purchase of exploration properties	(55,591)	—	(55,591)	—
Contributions for acquisition of mineral assets	(5,445)	—	(17,079)	(8,400)
Purchase of equity securities and other investments	(189,750)	(60,142)	(407,841)	(198,503)
Proceeds from sale of equity securities and other investments	—	402,720	260,646	402,720
Other investing activities	(1,462)	(4,312)	14,587	(5,867)
Cash used in investing activities	(1,155,049)	(288,064)	(3,109,491)	(1,548,940)
FINANCING ACTIVITIES
Repayment of Senior Notes	—	(400,000)	—	(950,000)
Debt financing and extinguishment costs	—	(8,245)	—	(8,245)
Repayment of lease obligations	(10,821)	(8,620)	(26,590)	(26,970)
Dividends paid	(204,919)	(186,350)	(614,938)	(542,695)
Repurchase of common shares (Notes 11 and 12)	(249,989)	(149,855)	(817,764)	(309,843)
Proceeds from exercise of stock options (Note 12)	3,427	10,411	36,409	72,257
Common shares issued	12,507	10,539	37,721	31,255
Cash used in financing activities	(449,795)	(732,120)	(1,385,162)	(1,734,241)
Effect of exchange rate changes on cash and cash equivalents	(1,003)	1,503	(3,278)	5,900
Net increase in cash and cash equivalents during the period	149,168	797,194	747,072	1,428,328
Cash and cash equivalents, beginning of period	3,463,957	1,557,565	2,866,053	926,431
Cash and cash equivalents, end of period	$3,613,125	$2,354,759	$3,613,125	$2,354,759
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$1,618	$7,795	$4,957	$46,213
Income and mining taxes paid	$513,720	$261,403	$2,925,218	$877,708
See accompanying notes

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2026
1.
CORPORATE INFORMATION

Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company’s mining operations are located in Canada, Australia, Finland and Mexico and the Company has exploration activities in Canada, Europe, Latin America, Australia and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). Agnico Eagle sells its gold production into the world market.
These condensed interim consolidated financial statements (the “interim financial statements”) were authorized for issuance by the Board of Directors of the Company on October 28, 2026.
2.
BASIS OF PREPARATION

Unless otherwise stated, references to “LaRonde”, “Canadian Malartic”, “Meadowbank” and “Goldex” are to the Company’s operations at the LaRonde complex, the Canadian Malartic complex, the Meadowbank complex and the Goldex complex, respectively. The LaRonde complex consists of the mining, milling and processing operations at the LaRonde mine and the mining operations at the LaRonde Zone 5 mine (“LZ5”). The Canadian Malartic complex consists of the mining, milling and processing operations at the Canadian Malartic mine and the mining operations at the Odyssey mine. The Meadowbank complex consists of the milling and processing operations at the Meadowbank mine and the mining operations at the Amaruq open pit and underground mines. The Goldex complex consists of the mining, milling and processing operations at the Goldex mine and the mining operations at the Akasaba West open pit mine. References to other operations are to the relevant mines, projects or properties, as applicable.
A)
Statement of Compliance

The accompanying interim financial statements of Agnico Eagle have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) in United States (“US”) dollars. These interim financial statements do not include all of the disclosures required by International Financial Reporting Standards (“IFRS® Accounting Standards”) for annual audited consolidated financial statements.
These interim financial statements should be read in conjunction with the Company’s 2025 annual audited consolidated financial statements, including the accounting policies and notes thereto, filed with the Canadian Securities Administrators on the SEDAR+ website and included in the Annual Report on Form 40-F for the year ended December 31, 2025, which were prepared in accordance with IFRS Accounting Standards.
In the opinion of management, these interim financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at September 30, 2026 and December 31, 2025 and the results of operations and cash flows for the three and nine months ended September 30, 2026 and September 30, 2025.
Operating results for the three and nine months ended September 30, 2026 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2026.
B)
Basis of Presentation

These interim financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The interim financial statements are presented in US dollars and all values are rounded to the nearest thousand, except where otherwise indicated.
3.
MATERIAL ACCOUNTING POLICIES

These interim financial statements follow the same material accounting policies and methods of their application as the December 31, 2025 annual audited consolidated financial statements except as described below for new accounting standards adopted effective January 1, 2026.
Recently Adopted Accounting Standards
In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (“IFRS 9” and “IFRS 7”). The IFRS 9 amendments provide clarification on the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system, whereas the IFRS 7 amendments introduce additional disclosure requirements relating to investments in equity instruments designated at Fair Value through Other

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2026
3.
MATERIAL ACCOUNTING POLICIES (Continued)

Comprehensive Income (“FVOCI”). These amendments are effective for periods commencing on or after January 1, 2026, with early adoption permitted. The Company has determined that the additional disclosure requirements under the IFRS 7 amendments are applicable however, the impact to the consolidated financial statements is immaterial. The Company has determined that the amendments to IFRS 9 have an immaterial impact to its consolidated financial statements.
New Accounting Standards Issued But Not Yet Adopted
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”), which replaces IAS 1. IFRS 18 introduces new requirements for the presentation of the income statement, including specified totals and subtotals, and requires entities to classify all income and expenses into one of five categories: operating, investing, financing, income taxes, and discontinued operations. The standard also introduces new disclosure requirements for management-defined performance measures (“MPMs”) and enhanced requirements related to the aggregation and disaggregation of financial information.
Management is currently assessing the detailed implications of adopting IFRS 18 on the consolidated financial statements. Based on the preliminary assessment performed to date, management has determined that the adoption of IFRS 18 will change the presentation of the income statement, including the classification of income and expense items into new categories and the introduction of new subtotals and line items. Net income will remain unchanged.
IFRS 18 introduces disclosure requirements for MPMs, which are defined as subtotals of income and expenses that management uses in public communications outside of the financial statements to communicate an aspect of the financial performance of the Company as a whole. Management has performed an initial assessment of the performance measures currently used in communications outside of the financial statements and has determined that adjusted net income, EBITDA and adjusted EBITDA meet the definition of an MPM.
In the statement of cash flows, IFRS 18 will result in changes to the presentation of interest received and interest paid. Interest paid will be presented as financing cash flows and interest received as investing cash flows, representing a change from the current presentation within operating cash flows. In addition, IFRS 18 introduces operating profit as a new required subtotal on the statement of income, which will replace net income as the starting point for determining cash flows from operating activities.
The Company will adopt IFRS 18 as of its mandatory effective date of January 1, 2027. The standard will be applied retrospectively, and comparative information for the financial year ended December 31, 2026 will be restated in accordance with IFRS 18.
4.
SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these interim financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been set out in Note 4 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2025.
5.
ACQUISITIONS

Acquisition of Properties in the Central Lapland Greenstone Belt
On April 20, 2026, the Company announced that it had entered into definitive agreements to acquire certain properties in the Central Lapland Greenstone Belt of Northern Finland in three complementary transactions involving Rupert Resources Ltd. (“Rupert”), Aurion Resources Ltd. (“Aurion”) and FinGold Ventures Ltd (“FinGold”). Collectively, these transactions resulted in the acquisition and consolidation of an approximately 2,492 km2 land package, including the Ikkari gold project and a portfolio of exploration properties located near the Company’s Kittila mine, significantly enhancing the Company’s regional development and exploration opportunities. The Company determined that each transaction represented an asset acquisition under IFRS Accounting Standards and, accordingly, allocated the purchase consideration to the assets acquired and liabilities assumed based on their relative fair values. Transaction costs of $14.8 million incurred in connection with the acquisitions were capitalized to mining properties and are excluded from the purchase price allocations presented below. Details of each transaction are provided below.
Acquisition of FinGold Ventures Ltd.
On April 22, 2026, the Company acquired B2Gold’s 70% interest of FinGold JV for cash consideration of $325.0 million. The aggregate purchase consideration for the 70% interest in the acquired assets, net of the assumed liabilities was as follows:
Cash	$325,000
Total purchase consideration	$325,000

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2026
5.
ACQUISITIONS (Continued)

The following table sets out the allocation of the purchase price to the assets acquired and liabilities assumed:
Cash and cash equivalents	$462
Other current assets	269
Property, plant and mine development	463,694
Accounts payable and accrued liabilities	(139)
Non-controlling interest	(139,286)
Total assets acquired, net of liabilities assumed	$325,000
Through the acquisition of Aurion, discussed below, Agnico Eagle acquired the remaining 30% interest in FinGold, resulting in 100% ownership and elimination of the non-controlling interest as at June 15, 2026.
Acquisition of Aurion Resources Ltd.
On June 15, 2026, the Company acquired all of the outstanding common shares of Aurion (the “Aurion Shares”), other than the Aurion Shares then held by Agnico Eagle, by way of plan of arrangement (the “Aurion Transaction”). Pursuant to the Aurion Transaction, each Aurion Share was acquired for C$2.60 in cash.
The aggregate purchase consideration for the acquired assets, net of the assumed liabilities is set out below:
Cash	$308,543
Fair value of previously held equity interest	30,720
Total purchase consideration	$339,263
The following table sets out the allocation of the purchase price to the assets acquired and liabilities assumed:
Cash and cash equivalents	$23,331
Other current assets	722
Property, plant and mine development	195,668
Investment in FinGold	139,286
Other non-current assets	742
Accounts payable and accrued liabilities	(20,486)
Total assets acquired, net of liabilities assumed	$339,263
Acquisition of Rupert Resources Ltd.
On June 16, 2026, the Company acquired all of the outstanding common shares of Rupert (the “Rupert Shares”), other than the Rupert Shares previously held by Agnico Eagle, by way of plan of arrangement (the “Rupert Transaction”). Pursuant to the Rupert Transaction, each Rupert Share was exchanged for: (i) 0.0401 of a common share of Agnico Eagle (“Agnico Shares”); and (ii) a contingent value right entitling the holder to receive up to C$3.00 per share upon the achievement of specified milestones related to Rupert’s properties. In connection with the transaction, the Company issued 8,224,116 Agnico Shares. Any future payments under the contingent value rights will be recognized as additions to the carrying value of the acquired mining properties when the applicable milestones are achieved and the related payment obligation arises.
The aggregate purchase consideration for the acquired assets, net of the assumed liabilities is set out below:
Fair value of common shares issued	$1,434,367
Fair value of previously held equity interest	235,399
Cash	17,670
Total purchase consideration	$1,687,436

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2026
5.
ACQUISITIONS (Continued)

The following table sets out the allocation of the purchase price to the assets acquired and liabilities assumed:
Cash and cash equivalents	$31,361
Other current assets	12,732
Property, plant and mine development	1,654,512
Other non-current assets	14
Accounts payable and accrued liabilities	(3,126)
Reclamation provision	(8,057)
Total assets acquired, net of liabilities assumed	$1,687,436

6.
FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the interim financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and are unobservable (supported by little or no market activity).
The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.
During the three and nine months ended September 30, 2026, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
The fair values of cash and cash equivalents and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.
The following table sets out the Company’s financial assets and liabilities measured at fair value on a recurring basis as at September 30, 2026 using the fair value hierarchy:
	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables (Note 7A)	$—	$14,827	$—	$14,827
Equity securities (FVOCI) (Note 9)	1,236,559	66,476	—	1,303,035
Share purchase warrants (FVPL) (Note 9)	—	78,066	—	78,066
Fair value of derivative financial instruments (Note 15)	—	1,817	—	1,817
Total financial assets	$1,236,559	$161,186	$—	$1,397,745
Financial liabilities:
Fair value of derivative financial instruments (Note 15)	—	95,969	—	95,969
Total financial liabilities	$—	$95,969	$—	$95,969

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2026
6.
FAIR VALUE MEASUREMENT (Continued)

Valuation Techniques
There were no changes in the Company’s valuation processes, techniques or types of inputs used in the fair value measurements during the period.
Fair Value of Financial Assets and Liabilities Not Measured and Recognized at Fair Value
Long-term debt is recorded on the interim financial statements at September 30, 2026 at amortized cost. The fair value of long-term debt is presented in Note 10 of these interim financial statements.
The San Nicolás liability, which represents the committed subscription proceeds for the San Nicolás project, is recorded on the interim financial statements at September 30, 2026 at amortized cost. The fair value of the San Nicolás liability is determined by discounting the minimum unavoidable obligation under the joint venture shareholders’ agreement between Agnico Eagle and Teck Resources Limited at a discount rate that reflects the Company’s credit rating. The fair value of the San Nicolás liability is not materially different from the carrying amount as the difference between the discount rate used at the initial recognition date and the current market rates at September 30, 2026 is not material.
Non-current loans receivable and other receivables are included in the other assets line item on the interim financial statements at amortized cost. The fair value of loans and other receivables is the present value of future cash inflows discounted at a market interest rate. The fair value of these financial assets is not materially different from the carrying amounts as at September 30, 2026 (Note 7B).
7.
OTHER ASSETS

A)
Other Current Assets

	As at September 30, 2026	As at December 31, 2025
Federal, provincial and other sales taxes receivable	$241,825	$178,685
Prepaid expenses	248,902	140,040
Loan receivable	50,000	—
Short term investments	15,738	8,856
Trade receivables	14,827	18,690
Other	84,983	48,360
Total other current assets	$656,275	$394,631

B)
Other Assets

	As at September 30, 2026	As at December 31, 2025
Non-current ore in stockpiles and on leach pads	$912,374	$871,803
Investment in associate	189,763	7,086
Non-current prepaid expenses	44,679	43,346
Deferred income and mining tax asset	19,351	17,821
Non-current loans and other receivables	47,060	9,203
Other	9,001	11,626
Total other assets	$1,222,228	$960,885
Investment in Associate
During the second quarter of 2026, the Company disposed of its 55.0% interest in Gunnarn Mining AB in exchange for cash consideration, common shares of Goldsky Resources Corp. (“Goldsky”) and a 2% net smelter return royalty on the Barsele project. Following the completion of the transaction, the Company held a 31.4% ownership interest in Goldsky. The Company concluded that it has significant influence over Goldsky and accounts for the investment using the equity method in accordance with IAS 28. As at September 30, 2026, the carrying value of the investment was $183.8 million.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2026
8.
PROPERTY, PLANT AND MINE DEVELOPMENT

During the nine months ended September 30, 2026, $4,758.9 million of additions (2025 — $1,942.5 million) were capitalized to property, plant and mine development. The additions for the nine months ended September 30, 2026 include $2,328.7 million of property, plant and mine development capitalized through the Company’s acquisition of its Central Lapland properties and $66.8 million of property, plant and mine development capitalized through the Company’s purchase of other exploration properties.
Assets with a net book value of $28.6 million were disposed of by the Company during the nine months ended September 30, 2026 (2025 — $20.7 million), resulting in a loss on disposal of $27.1 million (2025 — $17.8 million) which was recorded in the other income and expenses line item in the interim financial statements.
See Note 18 to these interim financial statements for capital commitments.
9.
INVESTMENTS

	As at September 30, 2026	As at December 31, 2025
Equity securities	$1,303,035	$1,423,499
Share purchase warrants	78,066	84,753
Total investments	$1,381,101	$1,508,252
During the nine months ended September 30, 2026, a cumulative realized net gain of $259.1 million (net of tax) was transferred out of other reserves into retained earnings on the derecognition of certain of its equity securities (2025 — $227.2 million) (Note 13).
10.
LONG-TERM DEBT

The following table sets out details of the Company’s long-term debt as at September 30, 2026 and December 31, 2025:
		As at September 30, 2026				As at December 31, 2025
	Interest Rates	Principal Amount	Deferred Financing Costs	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Notes	2.78% – 2.88%	$200,000	$(651)	$199,349	$175,745	$199,239	$182,924
Credit Facility	Variable	—	(2,247)	(2,247)	(2,247)	(2,968)	(2,968)
Total long-term debt		$200,000	$(2,898)	$197,102	$173,498	$196,271	$179,956
Credit Facility
There were no drawdowns or repayments of the Credit Facility during the nine months ended September 30, 2026 or the nine months ended September 30, 2025. As at September 30, 2026, $1,976.0 million was available for future drawdown under the Credit Facility (December 31, 2025 — $1,975.8 million). Credit Facility availability is reduced by outstanding letters of credit, which were $24.0 million as at September 30, 2026 (December 31, 2025 — $24.2 million).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2026
11.
EQUITY

Net Income Per Share
The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Net income for the period	$1,352,874	$1,054,958	$4,648,788	$2,938,400
Add: Dilutive impact of cash settling LTIP	—	—	6,865	—
Net income for the period — diluted	1,352,874	1,054,958	4,655,653	2,938,400
Weighted average number of common shares outstanding — basic (in thousands)	506,119	502,178	502,673	502,389
Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	494	547	579	630
Add: Dilutive impact of employee stock options	633	814	757	749
Weighted average number of common shares outstanding — diluted (in thousands)	507,246	503,539	504,009	503,768
Net income per share — basic	$2.67	$2.10	$9.25	$5.85
Net income per share — diluted	$2.67	$2.10	$9.24	$5.83
Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.
For the three and nine months ended September 30, 2026 and September 30, 2025, no employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.
NCIB
In May 2026, the Company received approval from the TSX to renew its NCIB pursuant to which the Company may purchase up to a maximum of 5% of its issued and outstanding common shares. The Board has authorized the acquisition of an aggregate of $2.0 billion of its common shares under the NCIB. The Company intends to repurchase its common shares during the period commencing May 6, 2026 and ending May 5, 2027 through the facilities of the TSX, the NYSE or other designated exchanges and alternative trading systems in Canada and the United States in accordance with applicable regulatory requirements. All common shares purchased under the NCIB will be cancelled.
The following table sets out activity with respect to the Company’s NCIB program:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Number of common shares repurchased	1,297,940	1,005,577	4,255,098	2,330,112
Cost of common shares repurchased	$249,989	$149,855	$799,712	$299,789
Number of common shares cancelled	1,163,690	771,897	4,120,848	2,096,432
Book value of cancelled shares	$46,512	$28,943	$157,890	$78,496

12.
STOCK-BASED COMPENSATION

During the nine months ended September 30, 2026, the Company granted 347,595 stock options, 114,100 PSUs and 331,564 RSUs. The associated stock based compensation expense recognized in the interim financial statements was $26.0 million during the three months ended September 30, 2026 (2025 — $31.7 million) and $63.5 million during the nine months ended September 30, 2026 (2025 — $74.8 million). Stock based compensation expense is included in general and administrative expenses and production costs, consistent with the classification of other elements of compensation expense for the applicable employees.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2026
12.
STOCK-BASED COMPENSATION (Continued)

The following table sets out activity with respect to Agnico Eagle’s outstanding stock options:
	Nine Months Ended September 30, 2026			Nine Months Ended September 30, 2025
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	1,559,812	C$	89.13	2,125,773	C$	72.37
Granted	347,595		232.76	873,464		112.46
Exercised	(551,930)		90.85	(1,312,067)		77.80
Forfeited	(26,011)		130.53	(58,633)		90.35
Expired	—		—	(4,725)		73.23
Outstanding, end of period	1,329,466	C$	125.16	1,623,812	C$	88.90
Options exercisable, end of period	447,667	C$	102.18	332,906	C$	77.96
The average share price of Agnico Eagle’s common shares during the nine months ended September 30, 2026 was C$263.38 (2025 — C$162.39).
Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:
	Nine Months Ended September 30,
	2026	2025
Risk-free interest rate	2.46%	2.75%
Expected life of stock options (in years)	1.8	2.1
Expected volatility of Agnico Eagle’s share price	33.0%	29.0%
Expected dividend yield	0.9%	2.1%
The Company uses historical volatility to estimate the expected volatility of Agnico Eagle’s share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.
13.
OTHER RESERVES

The following table sets out the movements in other reserves for the nine months ended September 30, 2026 and September 30, 2025:
	Equity securities reserve	Cash flow hedge reserve	Total
Balance at December 31, 2024	$(35,011)	$(6,136)	$(41,147)
Net change in cash flow hedge reserve	—	882	882
Transfer of net gain on disposal of equity securities to retained earnings, net of tax	(227,199)	—	(227,199)
Change in fair value of equity securities, net of tax	428,703	—	428,703
Balance at September 30, 2025	$166,493	$(5,254)	$161,239
Balance at December 31, 2025	$416,881	$(4,960)	$411,921
Net change in cash flow hedge reserve	—	882	882
Transfer of gain on equity securities to retained earnings, net of tax (Note 9)	(259,088)	—	(259,088)
Change in fair value of equity securities, net of tax	74,544	—	74,544
Balance at September 30, 2026	$232,337	$(4,078)	$228,259
The cash flow hedge reserve represents the settlement of an interest rate derivative related to the 2020 Notes. The reserve will be amortized over the term of the Notes. Amortization of the reserve is included in the finance costs line item in the interim financial statements.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2026
14.
REVENUES FROM MINING OPERATIONS

The Company has recognized the following amounts relating to revenue in the interim financial statements:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Revenues from contracts with customers	$3,580,312	$3,058,232	$11,480,360	$8,337,078
Provisional pricing adjustments on concentrate sales	3,297	1,297	5,656	6,800
Total revenues from mining operations	$3,583,609	$3,059,529	$11,486,016	$8,343,878
The following table sets out the disaggregation of revenues by metal:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Revenues from contracts with customers:
Gold	$3,514,425	$3,014,661	$11,286,526	$8,229,757
Silver	42,505	28,061	128,356	65,523
Zinc	1,905	2,046	3,310	6,044
Copper	21,477	13,464	62,168	35,754
Total revenues from contracts with customers	$3,580,312	$3,058,232	$11,480,360	$8,337,078

15.
DERIVATIVE FINANCIAL INSTRUMENTS

Currency Risk Management
The Company uses foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies, primarily the Canadian dollar, the Australian dollar, the Euro and the Mexican peso.
These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company’s production costs and capital expenditures. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures.
As at September 30, 2026, the Company had outstanding derivative contracts related to $10,019.0 million of 2026, 2027 and 2028 expenditures (December 31, 2025 — $4,458.4 million). The Company recognized mark-to-market adjustments in the loss (gain) on derivative financial instruments line item in the interim financial statements. The Company did not apply hedge accounting to these arrangements.
Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period-end forward pricing of the applicable foreign currency to calculate fair value.
The Company’s other foreign currency derivative strategies in 2026 and 2025 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for foreign currencies. The call option premiums were recognized in the loss (gain) on derivative financial instruments line item in the interim financial statements.
Commodity Price Risk Management
To mitigate the risks associated with fluctuating diesel fuel prices, the Company has historically used derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated primarily with its Canadian operations’ diesel fuel exposure. There were no derivative financial instruments outstanding as at September 30, 2026 relating to diesel fuel (as at December 31, 2025, there were derivatives outstanding related to 16.0 million gallons of diesel fuel).
Mark-to-market gains and losses related to diesel fuel derivative financial instruments are based on broker-dealer quotations that utilize period-end forward pricing to calculate fair value.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2026
15.
DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

The following table sets out a summary of the amounts recognized in the loss (gain) on derivative financial instruments line item in the interim financial statements.
	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Premiums realized on written foreign exchange call options	$(21)	$(113)	$(1,154)	$(967)
Unrealized gain on warrants	(217)	(25,613)	(6,910)	(87,044)
Realized loss (gain) on currency and commodity derivatives	4,180	(4,375)	(28,332)	13,585
Unrealized loss (gain) on currency and commodity derivatives	8,577	50,343	125,619	(99,455)
Loss (gain) on derivative financial instruments	$12,519	$20,242	$89,223	$(173,881)

16.
OTHER

Gain on Sale of Investments
Gain on sale of investments for the nine months ended September 30, 2026 primarily reflects a gain of $153.7 million recognized on the disposition of the Company’s 55.0% interest in Gunnarn Mining AB, which held the Barsele project in Sweden.
Other Income and Expenses
The following table sets out amounts recognized in the other income and expenses line item in the interim financial statements:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Loss on disposal of property, plant and mine development (Note 8)	$10,284	$5,719	$27,120	$17,824
Interest income	(29,383)	(16,203)	(77,714)	(34,586)
Environmental remediation	8,555	2,370	31,629	24,334
Other	4,755	39,713	19,906	60,304
Total other income and expenses	$(5,789)	$31,599	$941	$67,876

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2026
17.
SEGMENTED INFORMATION

	Nine Months Ended September 30, 2026
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
LaRonde	$1,179,696	$(314,320)	$—	$865,376
Canadian Malartic	1,837,946	(389,386)	—	1,448,560
Goldex	449,784	(121,637)	—	328,147
Meliadine	1,265,147	(306,671)	—	958,476
Meadowbank	1,499,644	(504,882)	—	994,762
Kittila	785,061	(209,389)	—	575,672
Detour Lake	2,615,702	(472,060)	—	2,143,642
Macassa	960,899	(236,996)	—	723,903
Fosterville	554,922	(143,986)	—	410,936
Pinos Altos	330,734	(181,538)	—	149,196
Corporate and other(i)	6,481	(889)	—	5,592
Exploration	—	—	(191,204)	(191,204)
Segment totals	$11,486,016	$(2,881,754)	$(191,204)	$8,413,058
Total segments income				$8,413,058
Corporate and other:
Amortization of property, plant and mine development				(1,300,969)
General and administrative				(205,353)
Finance costs				(46,832)
Loss on derivative financial instruments				(89,223)
Foreign exchange translation				(26,297)
Care and maintenance				(44,063)
Gain on sale of investments				155,319
Other income and expenses				(941)
Income before income and mining taxes				$6,854,699

Note:
(i)
Relates to revenues and production costs from non-operating minesites.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2026
17.
SEGMENTED INFORMATION (Continued)

	Nine Months Ended September 30, 2025
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
LaRonde	$881,171	$(241,163)	$—	$640,008
Canadian Malartic	1,463,134	(359,025)	—	1,104,109
Goldex	319,373	(108,302)	—	211,071
Meliadine	880,138	(282,577)	—	597,561
Meadowbank	1,216,631	(396,409)	—	820,222
Kittila	519,238	(172,659)	—	346,579
Detour Lake	1,642,343	(427,475)	—	1,214,868
Macassa	778,101	(146,744)	—	631,357
Fosterville	406,122	(109,094)	—	297,028
Pinos Altos	221,999	(148,723)	—	73,276
Corporate and other(i)	15,628	(4,070)	—	11,558
Exploration	—	—	(153,535)	(153,535)
Segment totals	$8,343,878	$(2,396,241)	$(153,535)	$5,794,102
Total segments income				$5,794,102
Corporate and other:
Amortization of property, plant and mine development				(1,223,703)
General and administrative				(186,360)
Finance costs				(74,027)
Gain on derivative financial instruments				173,881
Foreign exchange translation				18,190
Care and maintenance				(47,449)
Other income and expenses				(67,876)
Income before income and mining taxes				$4,386,758

Note:
(i)
Relates to revenues and production costs from non-operating minesites.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2026
17.
SEGMENTED INFORMATION (Continued)

The following table sets out total assets by segment:
	Total Assets as at
	September 30, 2026	December 31, 2025
LaRonde	$1,293,914	$1,265,895
Canadian Malartic	7,052,056	7,025,277
Goldex	497,518	468,050
Meliadine	2,354,317	2,276,714
Meadowbank	1,745,897	1,567,865
Kittila	2,181,421	1,545,658
Detour Lake	10,561,348	10,201,708
Macassa	1,943,498	1,896,086
Fosterville	1,220,713	1,236,700
Pinos Altos	487,778	436,744
La India	75,910	85,100
Exploration	4,810,363	1,968,494
Corporate and other	4,902,286	4,497,000
Total assets	$39,127,019	$34,471,291

18.
COMMITMENTS AND CONTINGENCIES

As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at September 30, 2026, the total amount of these guarantees was $1,149.0 million (December 31, 2025 — $1,338.5 million).
As at September 30, 2026, the Company had $345.5 million (December 31, 2025 — $294.8 million) of commitments related to capital expenditures and $290.0 million (December 31, 2025 — $290.0 million) of committed subscription proceeds related to San Nicolás.
19.
SUBSEQUENT EVENTS

Dividends Declared
On October 28, 2026, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.45 per common share (a total value of approximately $227.5 million), payable on December 15, 2026 to holders of record of the common shares of the Company on December 1, 2026.
Credit Facility Amendment
In October 2026, the Company amended and restated its $2.0 billion unsecured revolving bank credit facility, increasing it to $3.0 billion with a maturity date of October 28, 2031.